As filed with the Securities and Exchange Commission on March 12, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNITED STATES MARINE REPAIR, INC.

(Exact Name of Registrant as specified in its charter)

Delaware	3730	52-2065604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

750 West Berkley Avenue, Norfolk, Virginia 23523, (757) 494-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexander J. Krekich

Chief Executive Officer
750 West Berkley Avenue, Norfolk, Virginia 23523, (757) 494-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott C. Herlihy, Esq. Latham & Watkins 555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Maryann A. Waryjas, Esq. Lawrence D. Levin, Esq. Ernest W. Torain, Jr., Esq. Katten Muchin Zavis 525 West Monroe Street, Suite 1600 Chicago, IL 60661 (312) 902-5200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering:  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price (a)(b)	Registration Fee

Common Stock, par value $0.01 per share	$160,000,000	$14,720

(a)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933.

(b)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 12, 2002

PROSPECTUS

                            Shares

Common Stock

     This is our initial public offering of common stock. We are offering                          shares and the selling stockholders identified in this prospectus are offering                          shares. No public market currently exists for our shares. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

      We will apply to list our common stock on the New York Stock Exchange under the symbol “URM.” We currently estimate that the initial public offering price will be between $                    and $                    per share.

       Investing in the shares involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds (before expenses) to the Company	$	$
Proceeds (before expenses) to selling stockholders	$	$

      The selling stockholders have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2002.

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

BEAR, STEARNS & CO. INC.

CREDIT LYONNAIS SECURITIES(USA) INC.
                                 , 2002

[INSIDE FRONT COVER]

Front inside cover:

      Three pictures in waterfall layout starting in upper left corner.

•	First photo displays numerous U.S. Navy vessels in the San Diego facility with one in a drydock and partially covered. Also displays picture of small commercial vessel in drydock.
•	Second photo displays Maersk owned commercial vessel which the Company converted for military transportation purposes which is docked pier side at our Norfolk facility.
•	Third photo displays recent photo of repair work done in Pearl Harbor Naval Shipyard under the teaming agreement with Pacific Shipyards International.

      The Company logo will be displayed above and to the right of the three photos.

Gate-fold:

      Fifteen photos spread around the two page layout in collage. The photos include a combination of ships being repaired in drydock facilities and at the dock, and Company employees completing repair and modernization work on vessels. The pictures include the following:

      Vessel photos:

•	Aerial photo of San Diego facility with Amphibious Assault Ship and several Cruisers and Destroyers in the docks;
•	Aerial photo of Norfolk drydock with two U.S. Navy vessels in the drydock and two large commercial tankers along the dock opposite;
•	Aerial photo of a cruise ship in Norfolk drydock with Preposition Ship on opposite position on dock;
•	Picture of repair work being completed on bulb underside of U.S. Navy vessel;
•	Aerial photo of San Francisco facility with cruise ship in drydock with view of city in background; and
•	Photo of Norfolk facility showing a cruise ship in the process of being raised in the drydock, while the Maersk conversion tanker sits on opposite side of dock.

      Repair work and employee photos:

•	Employee completing metal work in one of the external facilities near the ships;
•	Completion of scaffolding on side of U.S. Navy vessel for repair work;
•	On board metal work being completed by employee;
•	Work being completed on underside of vessel, repair of rudder;
•	Preparation of drydock for new vessel, alignment of blocks and cleaning of facility;
•	Pier side metal work being completed on vessel;
•	Internal electrical work being completed on U.S. Navy ship; and
•	Propulsion shaft repair being completed in off-ship facility.

AVAILABLE INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CREDIT FACILITY
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
PART II
SIGNATURES
Amended and Restated Credit Agreement
1998 Stock Option Plan
Key Employee Bonus Plan
Deferred Compensation Plan
Letter Agreement dated January 16,2002
Lease
Permit No.594
Lease dated December 2,1987
Lease dated December 2,1987
Lease dated October 24,1995
Agreement dated February 9,2001
Collective Bargaining Agreement
Form of Management Agreement
Subsidiaries of United States Marine Repair
Consent of Ernst & Young

AVAILABLE INFORMATION

      This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

      You may read and copy our registration statement and all of its exhibits and schedules at the public reference rooms of the SEC located at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. or 175 W. Jackson Boulevard, Suite 900, Chicago, IL.

      You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC’s Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

      You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the date of delivery of this prospectus or of any sale of our common stock.

      Until                     , 2002 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read carefully this summary together with the more detailed information regarding our company, our common stock and our financial statements and the related notes, appearing elsewhere in this prospectus. For convenience in this prospectus, “USMR,” “we,” “us,” and “our” refer to United States Marine Repair, Inc. and its subsidiaries, taken as a whole.

United States Marine Repair, Inc.

      We are the leading private-sector provider of ship repair, maintenance and modernization services to the U.S. Navy, and a leading provider of these services to other U.S. defense-related agencies and commercial customers. We provide a range of services from standard topside ship repair to full drydock services at six strategically located ship repair facilities in the ports of Norfolk, Virginia; San Diego, San Francisco and San Pedro, California; Pearl Harbor, Hawaii; and Ingleside, Texas. We have extensive experience working on various types of U.S. Navy vessels, including Cruisers, Destroyers, Amphibious Ships and Aircraft Carriers. In 2001, the U.S. Navy accounted for approximately 75% of our revenues, other U.S. defense-related agencies accounted for 16% and commercial customers represented the remaining 9%. In the year ended December 31, 2001, we had revenues of $390.7 million, Adjusted EBITDA of $45.3 million, income from operations of $30.6 million and net income of $10.1 million.

Our Industry

      Our three primary markets are the U.S. Navy, other U.S. defense-related agencies, which include the Military Sealift Command, the Maritime Administration, the U.S. Coast Guard and the U.S. Army, and commercial, which primarily includes owners and operators of cruise ships, cargo ships and tankers. The defense-related private-sector ship repair, maintenance and modernization market in the United States totaled $1.7 billion in the government’s fiscal year ended September 30, 2001. The U.S. Navy market totaled $1.2 billion in the government’s 2001 fiscal year and the President’s Budget Request forecasts significant growth in fiscal 2002 and 2003.

      We believe our industry benefits from the following favorable characteristics:

•	The anticipated increase in domestic defense spending over the next several years resulting from the heightened focus and attention being given to national security issues and military readiness.

•	Increasing U.S. Navy maintenance expenditures due to the aging of the U.S. Navy fleet, the relatively low Navy vessel maintenance budgets over the last eight fiscal years and the absence of significant new shipbuilding.

•	Greater repair and maintenance requirements due to the significant wear and tear on defense vessels from the United States’ involvement in active military conflict, which requires vessels to spend extended periods at sea.

•	The U.S. Navy’s homeport policies generally require its vessels to have repairs performed in their homeports, providing companies with facilities in the large U.S. Navy ports, such as USMR, an inherent competitive advantage.

•	The U.S. Navy has increasingly moved toward multi-ship, multi-year contracts, which benefit full-service shipyards like us that have the necessary capabilities to satisfy the contract requirements.

•	New competitors face significant barriers to entry into the private-sector ship repair industry, particularly in the U.S. Navy market.

•	The U.S. Navy is expected to undertake a major modernization program for its guided missile Cruisers, which will result in a significant future revenue opportunity.

•	As government-run “public” shipyards increasingly focus on nuclear ship refueling and overhauls, the U.S. Navy is expected to transfer a growing portion of its other work to private-sector shipyards.

Our Strengths

      We are a leader in the private-sector ship repair, maintenance and modernization industry. In 2001, we captured approximately 25% of the overall private-sector U.S. Navy market, including more than 50% of the market in San Diego, which is the port that received the largest share of the U.S. Navy private-sector ship repair budget.

      We have facilities strategically positioned near the largest U.S. Navy ports. Approximately 65% of the U.S. Navy’s surface ships and aircraft carriers have a homeport near one of our facilities, which provides us with a competitive advantage due to the Navy’s homeport policies.

      We offer our customers exceptional service and performance. We believe that our extensive experience in the industry and national reputation for providing high quality service, on-time performance and costs in line with initial estimates have been key factors in allowing us to win 9 of the 13 multi-ship, multi-year contracts awarded by the U.S. Navy on a best value basis since 1997.

      We use sophisticated analytical processes to align our resources with revenue opportunities. Our analytical processes involve extensive review of U.S. government maintenance plans and appropriations data, allowing us to efficiently allocate resources and identify contract opportunities with the most attractive profit potential.

      We have a flexible cost structure. Our highly scalable workforce and strategic outsourcing agreements have allowed us to efficiently manage our costs and enhance our profitability.

      We have an experienced senior management team and board of directors. Our management team and board of directors include former military and business leaders with extensive experience and relationships in government, ship repair and other defense-related industries.

Our Strategy

      Expand our leadership position in the private-sector ship repair, maintenance and modernization industry. We intend to use our expertise and relationship with the U.S. Navy to aggressively pursue additional Navy contracts, including the multi-ship, multi-year contracts that we expect the Navy to adopt for the repair and maintenance of Atlantic Fleet surface ships.

      Use our strategically located facilities and expertise to capture opportunities currently outside our market. As the U.S. Navy’s public shipyards become more focused on upcoming nuclear refueling and overhaul work, we will target the non-nuclear work currently being done by the public shipyards, including non-nuclear work on nuclear powered vessels.

      Continue to improve the efficiency of our operations. We will continue to focus on improving the operating performance of our business through labor force management policies, efficient use of our infrastructure, overhead reduction and strategic implementation of facility sharing and teaming agreements.

      Selectively pursue expansion through acquisitions and teaming agreements. We are continuously evaluating the possibility of expanding our operations either geographically or functionally through acquisitions or teaming agreements.

      We were incorporated in Delaware in September 1997. Our principal executive offices are located at 750 West Berkley Avenue, Norfolk, Virginia 23523. Our telephone number is (757) 494-4000. Our web site is located at usmarinerepair.com. Information on our web site is not a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds from this offering	We currently intend to use our estimated net proceeds to reduce the principal amount outstanding under our credit facility and, if permitted, for general corporate purposes. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Proposed New York Stock Exchange symbol	“URM”

      The number of shares of common stock to be outstanding after this offering includes 1,182,767 shares outstanding as of December 31, 2001 and excludes:

•	164,011 shares that may be issued upon the exercise of options outstanding as of December 31, 2001 with a weighted average exercise price of $25.85; and

•	35,989 shares that were reserved for issuance pursuant to our stock option plan as of December 31, 2001.

      Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

Risk Factors

      You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Summary Consolidated Financial Data

      We derived the summary financial data presented below as of and for each of the three years in the period ended December 31, 2001 from our audited consolidated financial statements included elsewhere in this prospectus. The “As Adjusted” column in the summary balance sheet data presented below as of December 31, 2001 gives effect to the application of the net proceeds from the sale by us of                      shares of common stock in the offering at an assumed offering price of $          per share. See “Use of Proceeds” and “Capitalization.” Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Year Ended December 31,

	1999	2000	2001

	(in thousands, except share and per share data)
Statement of Income Data:
Revenues	$395,148	$396,074	$390,737
Operating expenses:
Cost of revenues	336,909	329,698	327,193
General and administrative(1)	43,891	37,158	32,925

Total operating expenses	380,800	366,856	360,118

Income from operations	14,348	29,218	30,619
Other income (expense):
Interest expense	(7,373)	(17,516)	(14,872)
Interest income	669	599	169
Other income, net	—	1,595	588

Income before income taxes	7,644	13,896	16,504
Provision for income taxes	3,171	4,726	6,383

Net income	$4,473	$9,170	$10,121

Per Share Data:
Earnings per share:
Basic	$3.78	$7.75	$8.56
Diluted	$3.50	$7.18	$7.82
Shares used in computing earnings per share:
Basic	1,182,191	1,182,767	1,182,767
Diluted	1,277,806	1,276,938	1,294,188
Other Financial Data:
Adjusted EBITDA(2)	$33,623	$42,845	$45,290
Depreciation and amortization	9,311	10,312	12,014
Capital expenditures	6,740	7,571	11,092

(1)	Includes management fees, travel costs and executive compensation that will not be incurred after the completion of this offering totaling $3,003 in 1999, $4,522 in 2000 and $4,522 in 2001. 1999 results also include non-recurring expenses totaling $9,394 related to our recapitalization and a one-time gain of $1,982 related to the curtailment of a post-retirement medical plan.

(2)	EBITDA represents income from operations, plus depreciation and amortization expense (excluding amortization of deferred financing costs). Adjusted EBITDA represents EBITDA, adjusted for management fees, travel costs and executive compensation that will not be incurred after completion of this offering, expenses incurred with our recapitalization in 1999 and other non-recurring gains and losses. EBITDA and Adjusted EBITDA are not presentations made in accordance with accounting principles generally accepted in the United States. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in calculations. The calculations of EBITDA and Adjusted EBITDA are shown below:

	Year Ended December 31,

	1999	2000	2001

	(in thousands)
Income from operations	$14,348	$29,218	$30,619
Depreciation and amortization(a)	8,860	9,105	10,149

EBITDA	23,208	38,323	40,768
Carlyle management fees(b)	1,000	3,000	3,000
Executive compensation(c)	2,003	1,522	1,522
Gain on curtailment of post-retirement medical plan(d)	(1,982)	—	—
Recapitalization expenses(e)	9,394	—	—

Total adjustments	10,415	4,522	4,522

Adjusted EBITDA	$33,623	$42,845	$45,290

(a)	Excludes amortization of deferred financing costs totaling $451 in 1999, $1,207 in 2000 and $1,865 in 2001.

(b)	Comprised of fees and expenses for Carlyle Management Group, which provides us with general advisory services. This charge will terminate upon completion of this offering.

(c)	Relates to compensation costs for one of our former executive officers who is also engaged in the operations of Carlyle Management Group. This charge was terminated as of December 31, 2001.

(d)	Represents a one-time gain resulting from the curtailment of a post-retirement medical plan.

(e)	Consists of management bonuses and professional and consulting fees relating to our recapitalization and a related special distribution to stockholders.

	As of December 31,

			2001

	1999	2000	Actual	As Adjusted

Balance Sheet Data:
	(in thousands)
Cash and cash equivalents	$4,435	$4,337	$1,589	$
Working capital	11,217	(4,074)	(870)
Total assets	207,728	187,798	213,180
Long-term debt, including current portion	156,375	125,900	115,000
Stockholders’ deficit	(43,757)	(34,587)	(27,450)

RISK FACTORS

      Investing in our common stock involves risk. You should carefully consider the following risks as well as the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. Any of these risks could materially adversely affect our business, financial condition, results of operations and cash flows, which could in turn materially adversely affect the price of our common stock.

Risks Related to Our Business

Our business is primarily dependent on the U.S. Navy and other U.S. defense-related agencies.

      Repair, maintenance and modernization of ships for the U.S. Navy and other U.S. defense-related agencies accounted for $357.0 million, or 91.4%, of our revenues for the year ended December 31, 2001, with revenues from the U.S. Navy representing $294.5 million, or 75.4%. We expect that U.S. government contracts will continue to be the primary source of our revenues for the foreseeable future. While Congress and the Department of Defense, or DoD, have indicated a willingness to increase defense spending in the upcoming years, we cannot assure you that an increase in defense spending will result in additional contracts for the repair, maintenance and modernization of existing ships, or that any increases would lead to additional contracts for us. In addition, the DoD issued its Report of the Quadrennial Defense Review in September 2001, which states that it may, over time, change the U.S. military force structure. It is possible that future strategic assessments by the DoD may result in the need for fewer naval vessels, which could materially adversely affect our revenues, earnings and cash flows in the future. Lastly, if we are suspended or debarred from contracting with the U.S. government generally, or any significant agency within the DoD; if our reputation or relationship with government agencies becomes impaired; or if the government otherwise ceases doing business with us or significantly decreases the amount of business it does with us; our business, prospects, financial condition or operating results would be materially adversely affected.

Our government contracts entail risk.

•	Government contracts contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion.

      Our business depends on our ability to successfully obtain and perform under various government contracts. Accordingly, our business is subject to the risk that the U.S. government may unilaterally:

•	suspend or permanently prevent us from receiving new contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations;

•	terminate or modify our existing contracts;

•	reduce the value of our existing contracts; and

•	audit and object to our contract-related costs and fees, including allocated indirect costs.

      The U.S. government can terminate any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the contract. Termination for convenience generally results in our ability to recover our costs incurred or committed, settlement expenses and profit on the work completed, prior to termination, but not our anticipated profit. Termination for default generally prohibits our recovery of any costs or expenses and in addition, we would become liable for excess costs incurred by the U.S. government in procuring undelivered services from other sources.

      The U.S. government can review our costs and performance on their contracts, as well as our accounting and general business practices. Under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill and other intangible assets may not be reimbursable under our government contracts. Based on the results of its audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. Any of these adjustments, individually or in the aggregate, could have a material adverse effect on our business. Further, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not. This increased risk could have a material adverse effect on our operations.

•	Government contracts are subject to competitive bidding.

      We obtain many of our U.S. government contracts through a competitive bidding process. While many factors are considered in the bidding process, our cost structure may prevent us from making competitive bids on a variety of government contracts. In addition, we spend a substantial amount of time and effort preparing bids and proposals for competitive contracts that we are not awarded. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will result in profits.

Our operating performance is heavily dependent on the deployment and maintenance schedules of the U.S. Navy as well as the U.S. government budgetary cycle.

      The timing and extent of the maintenance and repair of U.S. Navy vessels depends on the maintenance and deployment schedules established by the U.S. Navy for each vessel. While the U.S. Navy tries to evenly distribute repairs throughout the year in a given port, this is not always possible. Therefore, the level of activity in our facilities and our financial results can vary significantly from period to period. In addition, U.S. defense-related agencies, including the U.S. Navy, have historically allocated the majority of their budgets during their first and second fiscal quarters, which correspond with our fourth and first fiscal quarters. The timing of these allocations has caused and will likely continue to cause fluctuations in our revenues, profitability and cash flows.

Our fixed-price, cost-plus and time and materials contracts may commit us to unfavorable terms.

      We provide our services primarily through fixed-price, cost-plus and time and materials contracts. For the year ended December 31, 2001, fixed-price contracts provided 53.8% of our revenues, cost-plus contracts provided 39.0% and time and materials contracts provided the remaining 7.2%.

      In a fixed-price contract, we agree to perform specified work at a predetermined contract price before we begin the work. Therefore, we must fully absorb cost overruns and expose ourselves to the risk associated with the difficulty of estimating all of the costs we will incur in performing these contracts. Our failure to anticipate technical problems, estimate costs accurately or control costs during the performance of a fixed-price contract may reduce the profitability or cause a loss on the contract. We cannot assure you that our performance on fixed-price contracts will be profitable.

      In a cost-plus contract, we are reimbursed for our approved costs plus a fee which may be fixed or variable depending on the contract arrangement. The total price on a cost-plus contract is based primarily on allowable costs incurred, and generally is subject to a maximum contract-funding limit. U.S. government regulations require us to provide timely notification to our customer of any cost overruns or underruns on a cost-plus contract. If we incur costs in excess of the funding limitation specified in the contract, or if costs are not allowed, we may not be able to recover those costs.

      On time and materials contracts, we recover a specified amount per hour worked, the cost of direct materials and subcontracts, and a mark-up on direct materials and subcontracts. Time and materials contracts may provide for not-to-exceed price ceilings as well as the potential that we must partially absorb cost overruns.

      We believe that we have made adequate provisions in our financial statements for possible losses on our fixed-price contracts, as required under accounting principles generally accepted in the United States. However, we cannot assure you that our contract loss provisions will be adequate to cover actual future losses.

The maintenance and establishment of teaming agreements is important to our business.

      We currently engage in teaming agreements that involve either general arrangements with other ship repair companies to allow us access to facilities and employees or specific teaming agreements whereby we take subcontracting responsibility for a specific aspect of a larger prime contract. We rely on general teaming agreements to provide us access to work in geographic areas where we currently have no independent presence and on specific teaming agreements to provide us access to work that we would not be awarded independently. We believe that the ability to participate in many of the U.S. Navy’s future contracts will depend on our ability to maintain and enter into successful teaming agreements. We cannot assure you that we will be selected as a teaming participant, or that we will be able to identify and successfully work with other companies. Failure to maintain or enter into future teaming agreements may have a material adverse effect on our business and future prospects.

Environmental laws and regulations subject us to significant liabilities.

      We are subject to various federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance and many environmental laws impose joint and several “strict liability”’ for remediation of spills and releases of oil and hazardous substances, without regard to negligence or fault on the part of the person being held responsible. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by us regardless of whether the contamination is attributable to other potentially responsible parties. Many of our facilities have been used for ship repair and related activities for several decades. The nature of ship repair operations requires the storage, use and handling of hazardous materials. The extensive use and handling of these materials has resulted in their release in our shipyards and the adjacent waterways and may do so in the future. Accordingly, we make capital expenditures and incur operating expenses for clean-up, mitigation and other environmental matters arising from the condition of our shipyards and the adjacent waterways and from our daily operations.

      Among other claims, pursuant to a demand from the California Water Quality Control Board, we are currently conducting a study analyzing clean-up criteria for future remediation work regarding sedimentary contamination in San Diego Bay. We have spent approximately $1.2 million on the study and expect that it will be completed in June 2002. Upon completion of the study phase, we expect that we will be required to begin remediation procedures with respect to the contamination. We anticipate that the total costs associated with the remediation phase may range from $2.0 million to $8.0 million. We cannot assure you, however, that these estimates will prove to be accurate.

      In connection with our purchase of Southwest Marine and San Francisco Drydock, we received indemnification for various matters, including, under limited circumstances, environmental liabilities such as those described above. We cannot assure you that we will be successful in obtaining indemnification or that any indemnification will be adequate to fund any liabilities. We may pursue contribution for the remediation costs from other potentially responsible parties, if any, however we cannot assure you that this contribution will be available. If we are unable to obtain indemnification or contribution with respect to the remediation, we would be required to make significant expenditures ourselves which could have a material adverse effect on our operating results and financial condition.

Intense competition could limit our ability to win and retain contracts.

      The private-sector ship repair industry is highly competitive and we encounter significant competition for contracts from other companies, some of which have substantially greater resources than we do. The number and identity of our competitors for a particular contract varies greatly depending on location, the type of service required, the type of vessel, the size of the project and the type of customer. As the U.S. Navy moves toward greater use of multi-ship, multi-year contracts, the larger size of the contracts to be awarded may attract additional competitors to our market, including companies that have traditionally focused on ship building rather than repair. Our ability to compete for contracts depends on our ability to offer better performance and value than our competitors, as well as the readiness of our facilities and personnel to undertake the programs for which we compete. We cannot assure you that we will continue to be able to compete effectively and our failure to do so would have a material adverse effect on our business, prospects, financial condition and results of operations.

Significant risks are inherent in our day-to-day business operations.

      Our day-to-day activities involve the repair, maintenance and modernization of large steel structures, the operation of cranes and other heavy machinery and other operating hazards. As a result, our operations can cause personal injury or loss of life, severe damage to and destruction of property and equipment, and interruption of our business. The structural or mechanical failure of a vessel after it leaves one of our shipyards can result in similar injuries and damages and could result in liabilities to us. We could be named as a defendant in a lawsuit asserting large claims on the occurrence of any of these events. Although we maintain insurance protection in amounts we consider to be adequate, we cannot assure you that this insurance will be sufficient in coverage or effective under all circumstances or against all hazards to which we may be subject. If we are not fully insured against a successful claim, there could be a material adverse effect on our financial condition and results of operations.

We may not have the ability to expand through acquisitions or teaming agreements.

      As part of our growth strategy, we intend to expand through selected acquisitions and teaming agreements. We consider strategic transactions or combinations from time to time and may be evaluating these activities or engaged in negotiations at any time. We compete with other ship repair and defense-related businesses for these opportunities. We cannot assure you, therefore, that we will be able to effect transactions with acquisition or teaming agreement candidates on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions.

      The integration of any acquisitions or teaming agreements into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, any of which could have a material adverse effect on our financial condition and operating results.

We may experience labor disruptions associated with the expiration of our collective bargaining agreements.

      As of February 2002, we had approximately 2,200 employees and 160 contract workers. Approximately 890 of our employees in two of our six locations are covered by collective bargaining agreements with various unions. Our agreement with the unions to which our workers in Norfolk belong covers approximately 820 employees and expires February 8, 2004. Our agreement with the unions to which our workers in San Francisco belong covers approximately 70 employees and expires June 30, 2002. Although we believe that our relationships with these unions are good, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise.

We may be unable to effectively manage future growth.

      Any significant increase in the current levels of repair, maintenance and modernization activity, as well as any expansion of our operations, will impose significant added responsibilities on members of our management, including the need to identify, recruit and integrate additional management personnel and skilled laborers. We may not be able to identify, hire or retain additional management personnel or skilled laborers, particularly during periods of high demand in our industry. In addition, our facility availability, systems, procedures and controls may not be adequate to support our operations if they expand. For example, some of our facilities have had to turn down work because it was required to be completed during a period of full occupation of our drydocks. If we are unable to manage our growth efficiently and effectively, or if we are unable to attract and retain additional qualified management personnel and skilled laborers, our business and prospects could be materially adversely affected.

We are dependent upon the services of our senior management and other key personnel.

      We believe that our success to date is attributable to, and our future performance will depend to a significant extent upon, the continuing efforts of our executive officers: Alexander J. Krekich, Chief Executive Officer; Monty W. Dickinson, President and Chief Operating Officer; Richard G. Camacho, Senior Vice President, Government Business Development; Daniel P. Cotter, Chief Financial Officer and Frank C. Collins, III, Senior Vice President, Government Affairs. We do not currently have employment agreements with any members of our senior management. The loss of one or more of these executive officers or other key operating personnel could have an adverse effect on our business or prospects.

We cannot predict our future capital needs and we may not be able to secure additional financing when we need it.

      We may need to raise additional funds in the future in order to fund expansion, to improve or expand our facilities, to respond to competitive pressures or to make acquisitions. Any required additional financing may not be available on terms acceptable to us or our current lenders, or at all. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations.

Risks Related to this Offering

We cannot assure you that a market will develop for our stock.

      Prior to the offering, you could not buy or sell our common stock publicly. We intend to file an application for the listing of our common stock on the New York Stock Exchange, however, an active public market for our common stock may not develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be indicative of the price that will prevail in the open market.

Future sales of shares by existing stockholders could affect our stock price.

      If our existing stockholders sell substantial amounts of our common stock in the public market following the offering or if there is a perception that they may do so, the market price of our common stock could decline. Based on our shares outstanding as of December 31, 2001, upon completion of the offering we will have                     shares of common stock outstanding. Of these shares,                     shares of common stock will be freely tradeable. In connection with this offering, our directors, officers and all of the holders of our outstanding common stock will enter into lock-up agreements with the underwriters under which they will agree not to offer, sell or hedge their shares of our common stock until 180 days from the date of this prospectus. After these lock-up agreements expire, an additional  shares will be eligible for sale in the public market, subject to volume limits and manner of sale requirements. In addition, the            shares subject to outstanding options and the                     shares reserved for future issuance under our stock option plan will become available for sale immediately upon the exercise of those options.

Our principal stockholder owns a controlling interest in our voting securities.

      Entities affiliated with The Carlyle Group beneficially owned 85.6% of our voting power as of February 28, 2002. Following the completion of this offering, such entities will beneficially own           % of our outstanding shares of common stock, or           % if the underwriters exercise their over-allotment option in full. Consequently, Carlyle may have the power to elect all of our directors, appoint new management and control the outcome of all matters submitted to a vote of our stockholders. This concentration of ownership and influence may delay or deter possible changes in the control of our company, which may reduce the market price of our common stock. In addition, five of our nine directors are affiliates of The Carlyle Group. The interests of Carlyle may conflict with the interests of other holders of our common stock.

You will incur immediate and substantial dilution.

      The initial public offering price is expected to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in the offering will incur immediate and substantial dilution in the amount of $                    share. In addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering.

Our stock does not have a trading history and the price of our common stock may fluctuate significantly.

      A number of factors could cause the market price of our common stock to fluctuate significantly, including but not limited to:

•	our quarterly operating results or those of other defense-related businesses;

•	the public’s reaction to our press releases, announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in the general condition of the U.S. economy, financial markets or the defense industry;

•	natural disasters; and

•	other developments affecting our competitors or us.

      In recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a significant effect on the market price of securities issued by many companies for reasons often unrelated to the operating performance of these companies.

FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we consider reasonable, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements. Further, we expressly disclaim a duty to provide updates to those forward-looking statements and the assumptions and estimates associated with them after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

USE OF PROCEEDS

      Assuming an initial public offering price of $          per share, we estimate that we will receive net proceeds from this offering of $           million, after deducting underwriting discounts and commissions and other estimated expenses of $                     million payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      We intend to use a portion of our net proceeds from this offering to repay outstanding indebtedness under our credit facility as required by its terms. On February 28, 2002, total borrowings under our credit facility were $108.9 million, consisting of: $26.5 million of Tranche A Term Loans bearing interest at LIBOR + 3.00% per annum with a final maturity date of December 8, 2004; $82.4 million of Tranche B Term Loans bearing interest at LIBOR + 4.00% per annum with a final maturity date of December 8, 2006; and a revolving credit facility with no outstanding borrowings that bears interest at our discretion at either Prime + 1.75% or LIBOR + 3.00% per annum and matures December 8, 2004.

      Assuming we are able to obtain a waiver under our credit facility, which otherwise requires us to apply all of our net proceeds to pay down amounts outstanding under our credit facility, we intend to use the remainder of our net proceeds from this offering for general corporate purposes. Our management has discretion over the use of proceeds and may spend the net proceeds of this offering in ways with which our stockholders may not agree. Pending use of the net proceeds of this offering, we intend to invest them in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have not declared or paid cash dividends during our past two fiscal years and currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. Our board of directors, however, may from time to time consider paying dividends based on our financial performance and other relevant factors. Our credit facility limits our ability to pay dividends or make other distributions on our common stock.

CAPITALIZATION

      The table below presents our capitalization as of December 31, 2001, before and after an adjustment to give effect to the sale of common stock pursuant to this offering and the application of the net proceeds to us, assuming an offering price of $          per share, after deducting underwriting discounts and commissions and other estimated expenses that we will pay of approximately $                    million.

      You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2001

	Actual	As Adjusted

	(in thousands, except share and
	per share data)
Cash and cash equivalents	$1,589	$

Total long-term debt, including current portion	$115,000	$
Stockholders’ deficit:
Common stock, $0.01 par value; 5,000,000 shares authorized; 1,182,767 shares issued and outstanding on an actual basis; shares issued and outstanding on an as adjusted basis	12
Additional capital	29,679
Shareholder loan	(750)
Accumulated other comprehensive income (loss)	(3,047)
Accumulated deficit	(53,344)

Total stockholders’ deficit	(27,450)

Total capitalization	$87,550	$

DILUTION

      Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

      Our net tangible book value as of December 31, 2001 was a deficit of $76.1 million, or $64.33 per share. After giving effect to our receipt and intended use of $                     million of estimated net proceeds from our sale of                     shares of common stock in the offering at an assumed offering price of $          per share, our net tangible book value as of December 31, 2001 would have been a deficit of $                     million, or $                    per share. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution of $ per share to new investors purchasing shares of common stock in the offering.

      The following table illustrates this dilution to new investors:

	Per Share

Assumed initial public offering price		$
Net tangible book value before the offering	$(64.33)
Increase per share attributable to investors in the offering

Net tangible book value after the offering

Dilution per share to new investors		$

      The following table summarizes as of December 31, 2001:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us, assuming an initial public offering price of $ per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	1,182,767	%	$29,691	%	$25.10
Investors in the offering purchasing shares offered by us

Total		100.0%	$	100.0%	$

      If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to           shares or           % of the total number of shares of common stock to be outstanding immediately after the offering.

      The tables and calculations above assume no exercise of stock options outstanding as of December 31, 2001 to purchase 164,011 shares of common stock at a weighted average exercise price of $25.85 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data for the periods indicated. The selected financial data are derived from our consolidated financial statements and from our predecessor’s combined financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical results presented are not necessarily indicative of future results. Our consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 are included elsewhere in this prospectus. See “Use of Proceeds” and “Capitalization.” You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Predecessor	United States Marine Repair

	Period from	Period from
	Jan. 1, 1997	Nov. 26, 1997	Year Ended December 31,
	to Nov. 25,	to Dec. 31,
	1997(1)	1997	1998	1999	2000	2001

	(in thousands, except share and per share data)
Statement of Income Data:
Revenues	$197,094	$17,704	$242,556	$395,148	$396,074	$390,737
Operating expenses:
Cost of revenues	169,064	15,442	205,050	336,909	329,698	327,193
General and administrative(2)	12,725	1,285	23,174	43,891	37,158	32,925

Total operating expenses	181,789	16,727	228,224	380,800	366,856	360,118

Income from operations	15,305	977	14,332	14,348	29,218	30,619
Other income (expense):
Interest expense	(1,034)	(451)	(5,697)	(7,373)	(17,516)	(14,872)
Interest income	234	70	314	669	599	169
Other income, net	—	—	—	—	1,595	588

Income before income taxes	14,505	596	8,949	7,644	13,896	16,504
Provision for income taxes	1,585	277	3,766	3,171	4,726	6,383

Net income	$12,920	$319	$5,183	$4,473	$9,170	$10,121

Per Share Data:
Earnings per share:
Basic		$0.32	$4.55	$3.78	$7.75	$8.56
Diluted		$0.32	$4.45	$3.50	$7.18	$7.82
Shares used in computing earnings per share:
Basic		1,012,000	1,139,099	1,182,191	1,182,767	1,182,767
Diluted		1,012,000	1,164,132	1,277,806	1,276,938	1,294,188
Other Financial Data:
Adjusted EBITDA(3)			$21,755	$33,623	$42,845	$45,290
Depreciation and amortization			7,380	9,311	10,312	12,014
Capital expenditures			1,908	6,740	7,571	11,092

(1)	The statement of operations for our predecessor from January 1, 1997 to November 25, 1997 was adjusted to exclude $2,621 in losses attributable to non-shipyard operations that we did not purchase as well as $6,860 in expenses incurred to effect the acquisition. The effective tax rate was lower for our predecessor due to its status as an S-corporation.

(2)	Includes management fees, travel costs and executive compensation that will not be incurred after the completion of this offering totaling $3,003 in 1999, $4,522 in 2000 and $4,522 in 2001. 1999 results also include non-recurring expenses totaling $9,394 related to our recapitalization and a one-time gain of $1,982 related to the curtailment of a post-retirement medical plan.

(3)	EBITDA represents income from operations, plus depreciation and amortization expense (excluding amortization of deferred financing costs). Adjusted EBITDA represents EBITDA, adjusted for management fees, travel costs, and executive compensation that will not be incurred after completion of this offering, expenses incurred with our recapitalization in 1999 and other non-recurring gains and losses. EBITDA and Adjusted EBITDA are not presentations made in accordance with accounting principles generally accepted in the United States. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in calculations. The calculations of EBITDA and Adjusted EBITDA are shown below:

	Year Ended December 31,

	1998	1999	2000	2001

	(in thousands)
Income from operations	$14,332	$14,348	$29,218	$30,619
Depreciation and amortization(a)	7,073	8,860	9,105	10,149

EBITDA	21,405	23,208	38,323	40,768
Carlyle management fees(b)	350	1,000	3,000	3,000
Executive compensation(c)	—	2,003	1,522	1,522
Gain on curtailment of post-retirement medical plan(d)	—	(1,982)	—	—
Recapitalization expenses(e)	—	9,394	—	—

Total adjustments	350	10,415	4,522	4,522

Adjusted EBITDA	$21,755	$33,623	$42,845	$45,290

(a)	Excludes amortization of deferred financing costs totaling $307 in 1998, $451 in 1999, $1,207 in 2000 and $1,865 in 2001.

(b)	Comprised of fees and expenses for Carlyle Management Group, which provides us with general advisory services. This charge will terminate upon completion of this offering.

(c)	Relates to compensation costs for one of our former executive officers who is also engaged in the operations of Carlyle Management Group. This charge was terminated as of December 31, 2001.

(d)	Represents a one-time gain resulting from the curtailment of a post-retirement medical plan.

(e)	Consists of management bonuses and professional and consulting fees relating to our recapitalization and a related special distribution to stockholders.

	As of December 31,

	1997	1998	1999	2000	2001

Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$9,119	$8,081	$4,435	$4,337	$1,589
Working capital	17,555	22,637	11,217	(4,074)	(870)
Total assets	117,804	189,741	207,728	187,798	213,180
Long-term debt, including current portion	62,593	67,271	156,375	125,900	115,000
Stockholders’ equity (deficit)	25,619	34,280	(43,757)	(34,587)	(27,450)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk Factors” and elsewhere in this prospectus.

Overview of Operations

      We are the leading private-sector provider of ship repair, maintenance and modernization services to the U.S. Navy, and a leading provider of these services to other U.S. defense-related agencies and commercial customers. Our defense-related revenues are comprised of sales to the U.S. Navy, other defense-related agencies and commercial businesses that operate government vessels under charter. We provide a range of services from standard topside ship repair to full drydock services at six strategically located ship repair facilities in the ports of Norfolk, Virginia; San Diego, San Francisco and San Pedro, California; Pearl Harbor, Hawaii; and Ingleside, Texas.

      Our revenues are derived from ship repair contracts with the U.S. Navy, other U.S. defense-related agencies and commercial customers. Our contracts with the U.S. Navy and other U.S. defense-related agencies typically fall into two categories, cost-plus or fixed-price. Our ship repair contracts with commercial businesses are typically fixed-price or time and materials contracts. On cost-plus contracts, we are reimbursed for our approved costs plus a fee which may be fixed or variable depending on the contract arrangement. On fixed-price contracts, we agree to perform specified work at a contract price agreed to before we begin work and we assume the risk of cost overruns as well as the benefit from cost savings. Fixed-price government contracts often include a retention provision, generally 10.0%, a portion of which is billable upon completion of the job, with the remainder due after a short guarantee period. On time and materials contracts, we typically receive an agreed amount per direct labor hour expended, a supplemental amount for overtime direct labor hours, and are reimbursed for our costs of direct material and subcontracts. Time and materials contracts may include not-to-exceed price limitations and the sharing of either cost overruns or underruns, which may expose us to risks associated with contract performance. Most of our government contracts are subject to audit and cost controls. As a result, the DoD typically has the right to object to our costs as not allowable or as unreasonable, which may reduce our profitability.

      We use the percentage of completion method to recognize revenues and costs on all of our contracts. Under this method of accounting, we expense all contract costs as they are incurred and simultaneously recognize an estimate of the revenues related to those costs. Contract costs include direct labor, direct materials, subcontract costs, as well as an allocated share of our overhead and general and administrative costs. We use different techniques for estimating and recording revenues depending on the type of contract. Our revenues may differ from recorded estimates due to various factors, including favorable or unfavorable performance in comparison to estimated contract costs, unanticipated program conditions, the resolution of contract claims or disputes and audits by government audit agencies. Revisions to costs and revenues recorded are recognized in the period in which the revisions are determined. Revenues on cost-plus contracts are recorded as the sum of allowable costs incurred to date plus estimated earned fees, which are recognized based on the percentage that costs incurred to date bears to total estimated costs. Allowable costs for revenue recognition purposes are based on an estimate of the net realizable value after completion of government audits. Some of the fees on cost-plus contracts may be awarded or adjusted in accordance with performance incentive provisions. Adjustments to allowable costs or incentive-fee awards are included in revenues at the time they can be reasonably estimated. Revenues on fixed-price contracts are recorded based on the percentage of direct labor inputs and total costs incurred to date compared to estimated total direct labor inputs and total costs. Revenues on time and materials contracts are recorded based upon the agreed prices per direct labor hour expended plus the cost of direct materials and subcontract costs incurred. In the normal course of business, we may be party to claims and disputes resulting from modifications and change orders and other contract matters. Claims for additional contract compensation are recognized when realization is probable and estimable.

      Cost of revenues is comprised of direct labor, direct material, subcontract costs and production overhead. Generally, our direct labor, direct material and subcontract costs are variable costs that may be incurred in different proportions depending on the specific requirements of a given contract. Overhead is comprised principally of labor fringe benefits, facility costs and production management.

      General and administrative, or G&A, expenses are comprised of costs for functions such as executive management, finance and accounting, purchasing, employee benefits and data processing. During the past three years, G&A expenses have also included a number of costs or gains that we consider to be unusual or non-recurring, including:

•	costs of $9.4 million in 1999 for management bonuses and professional and consulting fees associated with our recapitalization;

•	costs of $1.0 million, $3.0 million, and $3.0 million in 1999, 2000 and 2001, respectively, for management fees and travel costs paid to Carlyle Management Group during that time period and which expenses will be discontinued upon completion of this offering;

•	costs of $2.0 million, $1.5 million and $1.5 million in 1999, 2000 and 2001, respectively, for compensation costs for one of our former executive officers who was also engaged in operations of Carlyle Management Group during that time period and which expense was terminated as of December 31, 2001; and

•	a gain of $2.0 million in 1999 related to the curtailment of a post-retirement medical plan.

      Our revenues, gross profit and cash flows vary significantly from period to period depending primarily on the timing of vessel repair contracts and the outcome of any required final contract settlements and the timing of the U.S. Navy’s allocation of its budget. As a result, comparisons of period-to-period operating results may show substantial fluctuations.

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. In addition to our revenue recognition policy, discussed under “Overview of Operations” above, we believe the following critical accounting policies affect our more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Long-Lived Assets

      In assessing the recoverability of long-lived assets, including goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Contingencies

      From time to time we are subject to proceedings, lawsuits and other claims related to environmental, labor and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these contingencies as well as potential ranges of probable losses and establish reserves accordingly. The amount of reserves required may change in future periods due to new developments in each matter or changes in approach to a matter such as a change in settlement strategy.

Pension and Post-retirement Benefits

      Our pension and post-retirement benefit costs and income are developed from actuarial valuations, which involve assumptions regarding discount rates and the expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in our assumptions and experience of our plans, such as actual investment returns, may result in pension and post-retirement benefit costs or income that fluctuate in the future.

Income Taxes

      The carrying value of our net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding our future taxable income change in the future, we may be required to record valuation allowances against our deferred tax assets, resulting in additional income tax expense.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

      Revenues. Revenues for 2001 were $390.7 million, a decline of $5.4 million, or 1.3%, from 2000 revenues of $396.1 million. Revenues for the first three quarters of 2001 were affected by the U.S. Navy’s postponement of repair work, which was attributable primarily to delays in obtaining required supplemental funding for U.S. Navy operations and maintenance accounts. Also impacting the decline was the emergency diversion of significant budget funds to the USS Cole, which was repaired by the original ship builder. This revenue decline was partially offset by stronger revenues during the fourth quarter of 2001 because of a shift in U.S. government priorities towards greater emphasis on naval readiness. Defense- related revenues increased from 88.8% of revenues in 2000 to 91.4% in 2001.

      Gross Profit. Gross profit for 2001 was $63.5 million, a decrease of $2.9 million, or 4.3%, compared with gross profit of $66.4 million in 2000. Gross profit as a percentage of revenues decreased to 16.3% in 2001 from 16.8% in 2000. This decrease was primarily due to a drop in revenue combined with a change in the profitability of some fixed-price contracts. The mix of customers and contract types changed only slightly between 2000 and 2001 and was not a major factor in the fluctuation in gross profit.

      General and Administrative Expenses. General and administrative expenses in 2001 were $32.9 million, a decline of $4.3 million, or 11.4%, compared to $37.2 million in 2000. General and administrative expenses for 2001 decreased to 8.4% of revenues, compared with 9.4% of revenues in 2000. This decrease was primarily related to our management’s efforts to decrease G&A expenses, including reductions in the overall level of executive compensation, reduced data processing costs resulting from completion of a system conversion, and reduced fees for consultants and other outside services. Together these reductions totaled approximately $2.0 million. In addition, the decline can be attributed to the absence in 2001 of non-recurring expense items that were incurred in 2000, including (1) $2.2 million related to a legal dispute with an insurance carrier, (2) the write off of a $0.7 million receivable from a cruise ship operator that filed for bankruptcy and (3) a charge of $0.6 million related to early termination of a long-term service contract. These costs were partially offset by a gain in 2000 of approximately $1.3 million from death benefits associated with company owned life insurance.

      Interest Expense. Interest expense in 2001 was $14.9 million, a decrease of $2.6 million, or 15.1%, from interest expense of $17.5 million in 2000. This decrease is attributable to reduced debt balances resulting from advance principal payments on term loans and a decrease in interest rates.

      Interest Income. Interest income in 2001 was $0.2 million, a decrease of $0.4 million from $0.6 million in 2000. This decrease is attributable to a drop in interest rates and a reduction in average cash balances.

      Other Income, Net. Other income in 2001 was $0.6 million, a decrease of $1.0 million, compared with other income in 2000 of $1.6 million. Other income in 2001 consisted primarily of a gain on the sale of available-for-sale marketable securities, partially offset by a charge of $0.6 million to write off deferred financing costs associated with debt that was prepaid prior to its scheduled maturity. Other income in 2000 included $0.6 million from the sale of a non-operating asset and $1.0 million from the sale of our 50.0% investment in a broker of marine and general insurance products, which was a non-core investment that was accounted for using the equity method.

      Provision for Income Taxes. Our effective income tax rate increased from 34.0% in 2000 to 38.7% in 2001 primarily due to the realization of non-taxable life insurance death benefits in 2000.

      Net Income. As a result of the foregoing, we had net income of $10.1 million in 2001 compared to $9.2 million in 2000, an increase of 10.4%.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

      Revenues. Revenues for 2000 were $396.1 million, an increase of $1.0 million, or 0.2%, from 1999 revenues of $395.1 million. Revenues derived from defense-related agencies increased by $36.6 million, or 11.6%, but were offset by a $35.6 million decline in commercial revenues, primarily due to completion of a large commercial contract in 1999. Defense-related revenues increased from 79.7% of revenues in 1999 to 88.8% in 2000.

      Gross Profit. Gross profit for 2000 was $66.4 million, an increase of $8.2 million, or 14.0%, compared with 1999 gross profit of $58.2 million. Gross profit as a percentage of revenues increased to 16.8% in 2000 from 14.7% in 1999. The increase is primarily attributable to the revenue mix changes described above. Profitability in 1999 was negatively affected by the existence of contracts that were performed at a contract price that was below break-even. These unprofitable contracts were entered into prior to our acquisition of our Norfolk facility in 1998. Unprofitable work such as this was replaced in 2000 primarily by more profitable defense-related contracts.

      General and Administrative Expenses. General and administrative expenses in 2000 were $37.2 million, a decrease of $6.7 million, or 15.3%, compared to $43.9 million in 1999. General and administrative expenses as a percentage of revenues decreased to 9.4% in 2000 from 11.1% in 1999. The decrease resulted primarily from non-recurring expenses in 1999 of $9.4 million for management bonuses and professional services associated with our recapitalization. These non-recurring expenses were partially offset in 1999 by a non-recurring gain of $2.0 million resulting from the curtailment of a post-retirement medical plan. Expenses in 2000 include non-recurring charges for (1) $2.2 million related to a legal dispute with an insurance carrier, (2) the write-off of a $0.7 million receivable and (3) a charge of $0.6 million related to early termination of a long-term service contract, which were offset by a gain of approximately $1.3 million from death benefits associated with company owned life insurance. Excluding the impact of these non-recurring items, G&A expenses would have decreased by $1.5 million in 2000. This decrease was attributable to declines in salaries, insurance premiums and relocation and other costs.

      Interest Expense. Interest expense in 2000 was $17.5 million, an increase of $10.1 million compared with 1999 interest expense of $7.4 million. This increase is attributable to the December 1999 recapitalization that increased our term debt by approximately $110.0 million, as well as higher interest rates on our outstanding debt.

      Interest Income. Interest income in 2000 was $0.6 million, a decrease of $0.1 million compared with interest income of $0.7 million in 1999.

      Other Income, Net. We had no other income in 1999 and other income of $1.6 million in 2000, $0.6 million of which came from the sale of a non-operating asset and $1.0 million of which came from the sale of our 50.0% investment in a broker of marine and general insurance products that was accounted for using the equity method.

      Provision for Income Taxes. Our effective income tax rate dropped from 41.5% in 1999 to 34.0% in 2000 primarily due to the realization of non-taxable life insurance death benefits in 2000.

      Net Income. As a result of the foregoing, we had net income of $9.2 million in 2000 compared to $4.5 million in 1999, an increase of 105.0%.

Liquidity and Capital Resources

      Our primary source of liquidity is cash provided by operations. We have generated positive cash flows from operations in every year since our inception in October 1997.

      Net cash provided by operating activities in 1999, 2000 and 2001 was $11.2 million, $34.7 million and $12.9 million, respectively. Operating cash flows in 1999 were lower than 2000 due primarily to the non-recurring expense of $9.4 million for the cost of management bonuses and other professional fees associated with our recapitalization. The difference in net cash provided by operating activities in 2001 as compared to 2000 was primarily the result of fluctuations in the timing of contract-related collections and expenditures.

      In addition to fluctuations in business volume, cash flows from operations are also affected by contract terms for billing and collection from customers. For instance, progress billings on fixed-price contracts with the DoD include a retention of 10.0% that remains in place until specified milestones in contract performance are achieved. On cost-plus defense contracts, the contract fee is paid based on actual costs incurred, including a provision for overhead and general administrative expenses. Fees on cost-plus contracts are normally not fully billable until awarded and funded. This awarding and funding typically occurs at intervals during and after completion of the contract work. As a result of these factors, we usually defer the collection of a portion of our earned revenues until completion of the project. As a consequence, the timing of project completion dates and the resulting collection of retentions and fees can have a considerable effect on our cash flows.

      Management views EBITDA as an important measure of cash generated by operations. EBITDA is income from operations plus depreciation and amortization (excluding amortization of deferred financing costs). Our EBITDA in 1999, 2000 and 2001 was $23.2 million, $38.3 million and $40.8 million, respectively. Adjusted EBITDA represents EBITDA adjusted to remove unusual or non-recurring income and expenses, and totaled $33.6 million in 1999, $42.8 million in 2000 and $45.3 million in 2001.

      Another source of liquidity during the past three years has been proceeds from the sale of non-core assets. Cash provided from the sale of non-core assets in 1999, 2000 and 2001 totaled $3.1 million, $2.3 million and $5.6 million, respectively. We estimate that asset sales will generate approximately $2.0 million in cash during 2002. We do not expect significant other non-core asset sales in the foreseeable future. Our credit agreement generally requires that proceeds from the sale of assets be used to reduce bank debt.

      As part of the acquisition of our Norfolk facility in 1998, we acquired numerous whole-life life insurance contracts on the lives of current and former management. The cost of life insurance premiums and interest on policy advances is offset by income recognized from appreciation of the policies’ cash surrender value. The cash surrender value of the policies totaled $20.7 million as of December 31, 2001 and outstanding advances totaled $17.8 million. During the last three years we have obtained liquidity by obtaining advances against the cash surrender value of $1.4 million, $1.0 million and $0.8 million in 1999, 2000 and 2001, respectively. As of December 31, 2001 these policies had a total available additional advance capacity of approximately $1.1 million. The net asset value of these policies, after subtracting advances from the cash surrender value, is $2.9 million as of December 31, 2001 and is shown in our consolidated balance sheet under the caption “Other Assets.” Although we have historically paid interest on these advances, we can elect to have interest payments deducted from the net asset value. While some increase in advance capacity generally occurs each year, it is unlikely that we will rely heavily on this source of liquidity in the future because more favorable interest rates are currently available though our credit facility.

      Our credit facility includes a $40.0 million revolving line of credit. There were no outstanding borrowings on the revolving line of credit at December 31, 2000 or 2001. The availability of borrowings on the revolving line of credit is reduced for outstanding letters of credit. On December 31, 2000 and 2001, we had outstanding letters of credit of $10.7 million and $15.7 million, respectively, which reduced the amount available for borrowings on the revolving line of credit to $29.3 million and $24.3 million, respectively.

      Principal payments on term loans for the years 2000 and 2001 were $24.1 million and $10.9 million, respectively. In 1999, as a result of our recapitalization and special dividend distribution, we increased our debt outstanding by $110.0 million. Excluding new loans resulting from the recapitalization, we decreased our debt outstanding by $26.4 million in 1999. We have retired debt at a faster rate than the mandatory principal payments stipulated in our credit agreement, which provides that all such debt pre-payments are applied first as reductions to term loans with scheduled debt maturities within twelve months, second to term loans with longer scheduled maturities and then to loans under our revolving line of credit. As of December 31, 2001, we have no scheduled principal payments in 2002, $8.9 million in 2003 and $16.0 million in 2004.

      We have used sources of liquidity during the past three years to fund capital expenditures. Capital expenditures in 1999, 2000 and 2001 were $6.7 million, $7.6 million and $11.1 million, respectively. We have approximately $8.0 million of capital projects planned for 2002, which will require an amendment to our credit facility, which currently limits our annual capital expenditures to $6.0 million.

      During the past three years our cash outlays for income taxes have been less than the amount of income tax expense recognized. This is primarily the result of the utilization of deferred tax assets, which has the effect of generating current tax deductions that are larger than corresponding book expenses stated in accordance with generally accepted accounting principles. We expect this condition to continue at least through the end of 2002 as a result of future adjustments to reserve-related deferred tax assets as well as the non-amortization of goodwill for book purposes in 2002 and future years.

      We believe that our cash from operations, together with other sources of liquidity, including borrowings available under our revolving credit facility, will be sufficient to fund our anticipated capital expenditures and required payments of other obligations through at least December 2003. Our growth and acquisition strategy, however, may require additional capital. We cannot be assured that we will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

Contractual Obligations

      We have contractual obligations to pay long-term debt, operating leases, service agreements, deferred compensation, workers compensation benefits and other non-cancelable obligations. The following table aggregates the amounts of these obligations as of December 31, 2001.

	Payment Due by Fiscal Year

	2002	2003–2004	2005–2006	After 2006	Total

	(in thousands)
Long-term debt	$—	$24,953	$90,047	$—	$115,000
Operating leases	7,005	12,343	8,001	30,389	57,738
Service contracts	3,012	4,956	4,550	4,552	17,070
Deferred compensation	1,670	2,693	2,439	4,199	11,001
Workers compensation	2,000	3,502	3,549	9,673	18,724
Post-retirement benefits cash obligations	240	387	351	1,359	2,337

Total	$13,927	$48,834	$108,937	$50,172	$221,870

      Payments for long-term debt do not include interest payments. Operating lease commitments and service contracts could require higher payments than shown in the table due to escalation provisions that are tied to various measures of inflation. Obligations for deferred compensation, workers compensation, and post-retirement benefits have been discounted at a rate of 7.25% and the timing of payments has been estimated based on recent experience. In addition to the contractual obligations included above, we also have routine purchase order commitments for materials and supplies that are entered into in the normal course of business and are not in excess of current requirements.

Recently Issued Accounting Standards

      In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, goodwill will no longer be amortized starting in 2002 but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. We began to apply these new rules in January 2002. We will perform the first of the required impairment tests of goodwill in the first quarter of 2002, and we do not believe that those tests will have a material effect on our results of operations or financial position. If SFAS No. 142 had been adopted at the beginning of 2001, the absence of goodwill amortization would have increased 2001 income before income taxes by approximately $2.2 million.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for fiscal years beginning after June 15, 2002. This Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We will adopt Statement 143 on January 1, 2003, and, based on current circumstances, do not believe that the impact of adoption of Statement 143 will have a material impact on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a disposal of a segment of a business.” SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We adopted SFAS 144 as of January 1, 2002 and do not expect that the adoption of the Statement will have a material impact on our financial position or results of operations.

Market Risk and Hedging Activities

      We are exposed to market risk, primarily from the impact of interest rate changes on our use of variable rate debt. We employ interest rate swaps to manage our exposure to interest rate changes and to satisfy our bank credit agreement requirement that we obtain interest rate protection for 50.0% of our outstanding borrowings. Our exposure to market risks from foreign currency and commodity price fluctuations is limited since virtually all of our purchases and sales are denominated in U.S. currency and raw commodities do not comprise a significant percentage of our costs. As a result, we do not hedge our exposure to foreign currency and commodity price risks. Also, we do not hold any derivatives for trading or speculative purposes.

      All of our outstanding bank debt bears interest at variable interest rates tied to either LIBOR or the Prime interest rate. The use of variable rate debt to finance our operations and capital improvements exposes us to variability in interest payments due to changes in interest rates. We use interest rate swaps to reduce the interest rate exposure on these variable rate obligations.

      Under the type of interest rate swap we use, we pay the bank at a fixed rate and receive variable interest at a rate approximating the variable rate of our debt, thereby creating the equivalent of a fixed rate obligation. The following table summarizes the financial terms of our interest rate swap agreements as of February 28, 2002.

	Variable Rate	Fixed Rate		Expiration
Notional Value	Received	Paid	Effective Date	Date	Fair Value

					(in thousands)
$40.0 million	LIBOR	6.08%	3/10/2000	3/10/2003	$(1,850)
$40.0 million	LIBOR	3.70%	1/29/2002	1/29/2004	$(369)

      Taking into account the effect of interest rate swaps in fixing interest rates, we had exposure to variable rates on approximately $35.0 million of debt at December 31, 2001. A hypothetical 1.0% increase in interest rates on this amount of debt for a one-year period would decrease net income by approximately $0.2 million.

Inflation

      Accounting principles generally accepted in the United States require the use of historical costs in the preparation of financial statements. This approach disregards the effects of inflation on the replacement cost of property and equipment. We are a capital intensive business and rely heavily on capital invested in property and equipment to generate revenue and profit. The replacement cost of these assets as well as depreciation expense based on replacement cost would be substantially greater than the amounts reported on the basis of historical cost.

BUSINESS

Introduction

      We are the leading private-sector provider of ship repair, maintenance and modernization services to the U.S. Navy, and a leading provider of these services to other U.S. defense-related agencies and commercial customers. We provide a range of services from standard topside ship repair to full drydock services, including the overhaul of electrical systems, installation of missile launching and other naval ordnance systems and structural repair work. During 2001, the U.S. Navy accounted for 75.4% of our revenues, other U.S. defense-related agencies accounted for 16.0% and commercial customers represented the remaining 8.6%.

      We provide our services at six strategically located ship repair facilities in the ports of Norfolk, Virginia; San Diego, San Francisco and San Pedro, California; Pearl Harbor, Hawaii; and Ingleside, Texas. Approximately 65% of the U.S. Navy’s surface ships and Aircraft Carriers have a homeport near one of the facilities where we operate.

Industry Overview

  Background

      The private-sector ship repair, maintenance and modernization industry in the United States can be divided into three primary markets:

      U.S. Navy. The U.S. Navy represents the largest individual market opportunity for U.S. ship repair companies. This work is performed on guided missile Cruisers, Destroyers, Mine Countermeasures Ships, Amphibious Ships, Aircraft Carriers and Command Ships. As of March 1, 2002, the U.S. Navy had 225 surface ships, each of which is required to adhere to a rigorous maintenance schedule that includes both topside repairs and periodic drydockings.

      Other U.S. defense-related agencies. Private yards typically provide all of the ship repair services for non-Navy U.S. defense-related agencies, which include the Military Sealift Command, or MSC, the Maritime Administration, or MARAD, the U.S. Coast Guard and the U.S. Army. This work is largely performed on MSC tankers and support ships, the MARAD Ready Reserve Fleet ships berthed in San Francisco Bay, the James River Inactive Fleet Facility, the U.S. Coast Guard fleet and U.S. Army support craft. These vessels are required to be drydocked at least twice every five years.

      Commercial. The commercial market in the United States is comprised of ship repair work for both U.S. and foreign-flagged vessels and is serviced exclusively by private yards. Commercial ship owners generally select repair facilities, either in the United States or abroad, located close to their trading routes. The commercial market primarily consists of cruise ships, cargo ships and tankers, each of which generally must be drydocked at least twice every five years in order to be insured.

  USMR Market Opportunity

      The defense-related private-sector ship repair, maintenance and modernization market in the United States totaled $1.7 billion in the U.S. government’s fiscal year ended September 30, 2001. The U.S. Navy represented approximately $1.2 billion and other U.S. defense-related agencies represented approximately $483 million of this market. Our opportunity within this market extends primarily to work on the U.S. Navy’s non-nuclear surface fleet. We generally do not have the opportunity to bid on most work done in the private sector on nuclear Aircraft Carriers that are allocated by the Navy to a nuclear shipyard, or on work done on Navy ships homeported in locations where we do not have facilities.

      The following table sets forth the budget of the U.S. Navy and other defense-related agencies for ship maintenance in private yards:

	Fiscal Year Ended September 30,

	1999	2000	2001	2002E	2003E

	(dollars in millions)
U.S. Navy Private-Sector Ship Repair:
President’s Budget Request	$868	$977	$1,044	$1,382	$1,816
Congressional Supplement	72	86	139	207	—

Total	940	1,063	1,183	1,589	1,816
Percentage growth		13.1%	11.3%	34.3%	14.3%
Non-Navy U.S. defense-related agencies		460	483	553

Total U.S. defense-related agencies		$1,523	$1,666	$2,142

•	Information for 2001, 2002 and 2003 is derived from the President’s Budget Request for 2003.

•	Congressional Supplements represent funding increases authorized by Congress in excess of the President’s Budget Request.

•	The Congressional Supplement for 2002 is an estimate provided by the U.S. Navy.

•	No estimate for the Congressional Supplement for 2003 is available, although management believes that the amount will be consistent with past Congressional action.

•	Amounts for 2002 and 2003 include significant funds earmarked for the completion of repair work on the USS Cole and the overhaul of the Aircraft Carriers USS Enterprise and USS John F. Kennedy.

      In addition to the U.S. defense-related market, we bid on approximately $290 million of commercial work during 2001.

  Industry Characteristics

      We believe that the private-sector ship repair, maintenance and modernization industry in the United States currently benefits from a number of favorable characteristics, including:

      Rising U.S. government defense budget. A significant portion of the industry’s revenues are derived from the U.S. Department of Defense, commonly referred to as the DoD, and other U.S. defense-related agencies. We believe that domestic defense spending will continue to grow over the next several years in conjunction with the increased focus and attention being given to national security issues. The U.S. defense budget submission for fiscal 2002 reflected an increase of approximately 13% over 2001 levels, and the recently submitted 2003 budget calls for an additional increase of approximately 15% over fiscal 2002.

      Increased allocation of U.S. Navy budget for ship repair, maintenance and modernization. The U.S. Navy is expected to allocate increased expenditures to extend the average life of existing ships through selected modernization in order to maintain an appropriate level of readiness without a significant increase in the number of ships built. Current budget projections show the delivery of only five new ships per year in 2003 and 2004, and seven new ships per year in 2005 and 2006. Approximately 7 to 10 years of lead time is required to produce the first in a new class of naval vessels with each subsequent vessel requiring approximately five years. In addition to the aging of the U.S. Navy fleet, the relatively low vessel maintenance budgets over the last eight years and the heightened focus on military readiness are expected to result in increased future maintenance expenditures.

      Wear and tear on U.S. defense vessels has recently increased and is expected to continue to do so. The recent escalation of U.S. involvement in active military conflict has led to an increased deployment of

U.S. Naval vessels throughout the globe. If the current campaign results in further U.S. commitment and involvement, U.S. Naval forces will continue to experience periods of increased activity and extended travel. These demanding operational deployments will lead to an increase in repair and maintenance requirements. Operations in the Arabian Sea, a major area of focus for the U.S. fleet, require extended travel time and continuous periods at sea, which increases the amount of wear and tear on ships beyond what would otherwise occur. For example, Landing Ship Dock (LPD 4 Class) vessels deployed to the region during the Persian Gulf War had significantly more maintenance performed on them following their return than from other recent deployments.

      U.S. Navy homeport policies. The U.S. Navy’s homeport policies discourage vessels from leaving their respective homeports for repairs because doing so is expensive, time-consuming and disruptive to the quality of life of U.S. Navy personnel and their families. Eliminating or reducing family separation remains a central goal in the U.S. Navy’s efforts to retain trained personnel. The homeport policies provide companies with facilities in the large U.S. Navy ports, an inherent competitive advantage in securing new contracts. As of March 1, 2002, the U.S. Navy’s largest homeports included Norfolk, Virginia (84 vessels); San Diego, California (58 vessels); Pearl Harbor, Hawaii (29 vessels); Puget Sound, Washington (23 vessels); Jacksonville, Florida (22 vessels) and Ingleside, Texas (21 vessels).

      Multi-ship, multi-year contracts. Multi-ship, multi-year contracts include all work to be performed on the ships in the program, including topside and drydock maintenance and all non-scheduled repairs required to be performed between scheduled work periods. The U.S. Navy has increasingly moved toward these types of cost-plus contracts to benefit from a consistent level of quality, rapid turn around for emergency work and reduced costs associated with learning curves on each job. Multi-ship, multi-year contracts are awarded on a best value basis, which considers past performance on similar work, record of quality, planning and specification preparation capabilities, available capacity and the projected cost to the government. These contracts benefit the full-service shipyards that have the necessary capabilities to satisfy the contract requirements and provide significant advantages to the shipyards in terms of infrastructure planning and stability.

      Significant barriers to entry into the private-sector ship repair market for new competitors. A significant percentage of the servicing of U.S. Naval vessels takes place in the mega-ports of Norfolk and San Diego. Because waterfront property suitable for additional drydocks and piers is limited, it is very difficult for a new competitor to successfully enter into and compete in this market. A significant capital investment is necessary for the purchase and set-up of a drydock and necessary piers, and obtaining the permits required to dredge for a drydock or build a new pier can be time consuming. Prospective new entrants to the U.S. Navy market must also apply for certification as a Master Ship Repair Contractor, which entails numerous capabilities, procedures and quality assurance qualifications.

      Major Cruiser modernization program. The U.S. Navy currently has 27 guided missile Cruisers, which are large combat vessels used in a battle force role. The DoD’s modernization program for the Cruisers is scheduled to begin at the end of the 2004 calendar year and is expected to extend the life of these ships from 18 years to approximately 40 years. The U.S. Navy views modernization as the most cost-effective and timely approach to maintain a reasonable number of capable Cruisers in the active force. The projected cost for modernizing one of the Cruisers ranges from $150 million to $200 million, and requires about one year to complete. As a comparison, a newly constructed ship designed and built to meet the capabilities of a modernized Cruiser would cost over $1 billion, and take between seven and ten years to produce. We expect Cruiser modernization work to be done in Norfolk, Virginia; San Diego, California; and Pearl Harbor, Hawaii.

      Reallocation of work from public yards to the private sector. Since 1995, the U.S. government has closed four of its eight major public shipyards. In addition, the number of nuclear submarine refueling overhauls and nuclear aircraft carrier overhauls has begun to rapidly increase. As this nuclear work increases in the capacity-constrained public yards, the non-nuclear surface ship work is flowing, and will continue to flow, to qualified private yards. The outsourcing of non-nuclear work on nuclear ships by the public yards also continues to increase.

Business Strengths

      We believe that the following strengths are critical to our success:

      We are a leader in the private-sector ship repair, maintenance and modernization industry. Within the private-sector market for U.S. Navy ship repair, we believe we are significantly bigger than our largest competitor. In 2001, we captured 24.8% of the overall private-sector U.S. Navy ship repair market, including over 50% of the market in San Diego, which is the port that received the largest share of the U.S. Navy private-sector ship repair dollars. As a result of our leadership position and our reputation for providing superior performance on long-term and other large contracts, we have developed a strong relationship with the U.S. Navy and expertise in repairing numerous classes of vessels, which has resulted in our ability to capture and retain an increasing number of long-term contracts. For example, our long-term contract in San Diego for Amphibious Transport Docks, LPD4 Class, has been renewed for a fourth straight five-year term. Our San Diego facility was also awarded the Landing Ship Docks, LSD41 Class and Burke DDG51 Class multi-year contracts during 2000 and 2001.

      We have strategically positioned facilities. Our shipyards are strategically situated near the largest U.S. Navy ports, which provides us with a significant competitive advantage. Approximately 70% of the U.S. Navy’s surface ships and aircraft carriers, the MSC’s Auxiliary Force, Strategic Sealift ships and MARAD’s Ready Reserve ships have a homeport or operate out of a port near one of our shipyards. Through our teaming agreement with Pacific Shipyards International, we have a presence in Pearl Harbor, Hawaii, the third largest Naval port, and our other facilities are also well-positioned to capture government and commercial business.

      We offer our customers exceptional service and performance. We have extensive experience in the industry and a national reputation for providing high quality service, on-time performance and costs in line with initial estimates. These capabilities are important in light of the U.S. Navy’s movement toward best-value contracts. We have received a number of qualifications and awards based on our performance history, which include an ISO 9001 certification and three AEGIS Excellence Awards. In addition, we are the only repair shipyard to have both passed a U.S. Navy CPSR audit and have a U.S. Navy Approved Purchasing System. We believe that our exceptional service and performance are competitive advantages that have been key factors in allowing us to win 9 of the 13 cost-plus contracts awarded by the U.S. Navy on a best value basis since 1997.

      We use sophisticated analytical processes to align our resources with revenue opportunities.  We have developed sophisticated processes to analyze U.S. government maintenance plans and defense appropriations data. These analyses allow our management to identify contracts with the highest potential for the best financial returns and enable us to allocate our resources efficiently toward new business opportunities.

      We have a flexible cost structure. Effective labor force management is critical to maximizing profitability in the ship repair business. Our labor force management entails market analysis, demand assessment and analysis of subcontractor opportunities, with the overall goal being to maximize employee productivity and profitability. We perform “make or buy” analyses for each bid to determine how much of the work should be performed with our work force and how much should be subcontracted. Our highly scalable workforce and practice of strategically outsourcing our employees have allowed us to efficiently manage our costs and enhance our profitability.

      We have an experienced senior management team and board of directors. Our executive officers have an average of over 30 years of experience in government, ship repair or other defense-related businesses. The management team is led by our Chief Executive Officer, Vice Admiral Alexander J. Krekich (ret.), a 34-year veteran of the U.S. Navy who most recently served as Commander of Naval Surface Forces of the United States Pacific Fleet. Our management team and board of directors include a number of former military and business leaders with extensive experience and contacts in both the government and private industry sectors. Additionally, five of our nine directors are affiliated with our major stockholder, The Carlyle Group, a Washington D.C.-based global private equity firm that possesses extensive experience in finance and acquisitions in defense industries.

Business Strategy

      Our goal is to increase our revenues, profitability, cash flow and overall shareholder value by:

      Expanding our leadership position in the private-sector ship repair, maintenance and modernization industry. As a leader in our industry, we have established expertise in the repair and maintenance of various classes of naval surface ships and a close and long-standing relationship with the U.S. Navy. We intend to use our expertise and this relationship to aggressively pursue additional U.S. Navy contracts, including the large Cruiser modernization contracts that are expected to be awarded in the next several years. In addition, based on its experience in San Diego with the Pacific Fleet, the U.S. Navy may adopt multi-ship, multi-year contracts for the repair and maintenance of the Atlantic Fleet. We believe our proven ability to perform under these types of cost-plus contracts, combined with our flexible cost structure and established teaming relationships, will position us to win a high percentage of the Atlantic Fleet contracts. We also believe that our performance will demonstrate to the U.S. Navy the value of multi-ship, multi-year contracts for the Atlantic Fleet, and as a result the number of available contracts will increase.

      Using our strategically located facilities and expertise to capture opportunities currently outside our market. As the U.S. Navy’s public yards become more focused on upcoming nuclear refueling work, we will target the non-nuclear work currently being done by the public yards. For example, we are well positioned to capture the topside work on the nuclear carriers stationed at Norfolk, Virginia. We can take advantage of this work either by transferring non-nuclear ships that were formerly maintained in the public yard into our yard, or performing non-nuclear work on nuclear ships in the public yard. In order to capture additional opportunities outside of our market, we are currently pursuing certification from the U.S. Navy to perform work on secondary propulsion systems on nuclear aircraft carriers.

      Continuing to focus on the efficiency of our operations. We have improved the operating performance of our business through strategic labor force management policies, the efficient use of our infrastructure and the implementation of facilities sharing and teaming agreements. These tools are expected to continue to drive increased profitability. In addition, management intends to focus on further overhead reduction efforts. We believe that these factors will enhance our flexible cost structure and strengthen our competitive position.

      Selectively pursuing expansion through acquisitions and teaming agreements. Location and availability of facilities is a key factor in determining the repair and maintenance contracts available to us. We are continuously evaluating the possibility of expanding our facilities either geographically or functionally, through selective acquisitions or teaming agreements. Our acquisition of our Norfolk facility in 1998 positioned us as the only company with operations in both of the U.S. Navy’s mega-ports. We will continue to evaluate and selectively pursue opportunities available to us that would enhance both our competitive and strategic positions. Our recent teaming agreement with Pacific Shipyards International positioned us to be the leading provider of private-sector ship repair services for the U.S. Navy in Pearl Harbor, Hawaii, and is an example of the types of teaming agreements we intend to pursue.

Corporate History

      The Carlyle Group, our equity sponsor, acquired Southwest Marine, Inc. and San Francisco Drydock, Inc. in November 1997 through a holding company called SWM Holdings, Inc. Southwest Marine provided us with our San Diego, California; San Pedro, California and Ingleside, Texas facilities. In September 1998, SWM Holdings purchased Norfolk Shipbuilding & Drydock Corporation, or Norshipco, which provided us a leading presence in the Norfolk, Virginia market. Since 1998, we have significantly enhanced the profitability of Norshipco. In November 1998, SWM Holdings changed its name to United

States Marine Repair, Inc. In September 2001, we entered into a strategic teaming agreement with Pacific Shipyards International, which provided us with an operation in Pearl Harbor, Hawaii.

Repair, Maintenance and Modernization Services

  Repair and Maintenance

      During the ship design process, marine engineers analyze the various ship systems to determine a maintenance schedule based on projected failure rates of the different components. The projected repairs to restore the ship to its design parameters are grouped into two categories. The first category is called topside repairs and can be performed without hauling the ship out of the water. The second category, called drydock repairs, requires the vessel to be raised out of the water in order to access the parts of the ship needing repairs. Topside jobs include repair or replacement of superstructure plating, replacement of deteriorated piping, repair or replacement of valves in fuel, potable water, air and sanitary piping systems, pump overhauls, cleaning vent ducts, overhauling small motors and the preservation of decks and superstructure. Drydocking jobs include the accessing of tanks for inspection, repair and preservation, the inspection and repair of the hull valves which isolate the internal piping systems from the sea, inspection and repair of a ship’s rudder, inspection and repair of the main propulsion shaft bearings, inspection and repair of the sonar dome and sand or water blasting and painting of the underwater hull.

      Our key ship repair capabilities include tank cleaning and coating, machinery repair, electrical work, carpentry, steel fabrication, piping, blasting and painting. This work requires us to employ shipfitters, welders, sheet metal workers, riggers, machinists, pipe fitters and electricians. We typically subcontract work involving major renewal of marine coatings using sand-blasting, water-blasting and painting.

  Modernization

      During modernization work, we upgrade the ship with capabilities not provided in the original design or prior upgrade periods. Modernization can involve installing the latest weapons systems, communications equipment and command and control technology, and rearranging and upgrading the ship’s electrical and environmental control equipment. For example, during a destroyer modernization program we installed the Mark 41 vertical missile launcher that allows destroyers to stow and launch 63 missiles, including Tomahawk missiles. This was a major structural job for our shipfitters and welders, which included many new piping runs and significant additional cabling.

  Vessels

      The following table describes types of U.S. Navy ships on which we currently work and the intervals between their assigned maintenance periods.

	Total Ships /		Maintenance Intervals
	Homeported Near		in Months
U.S. Navy Vessels	USMR Facility	Description	(Topside / Drydocking)

Aircraft Carriers	12 / 8	Aircraft Carriers are very large vessels that provide a sustainable forward presence in peacetime and in time of crisis, and operate to provide offensive air attacks on enemy forces or protect friendly forces.	20 / 66
Guided Missile Cruisers	27 / 17	Guided Missile Cruisers (CGs) are large combat vessels designed for use in a battle force role. Their main missions are air defense of the battle force and strike warfare with Tomahawk cruise missile launches.	21 / 68
Destroyers	55 / 43	Destroyers (DDGs and DDs) are fast warships designed to safeguard larger ships in fleet or battle group, mainly in a support role for amphibious and carrier groups.	21 / 68
Frigates	35 / 16	Frigates (FFGs) are anti-submarine warfare combatants for amphibious expeditionary forces, underway replenishment groups and merchant convoys.	21 / 67

	Total Ships /		Maintenance Intervals
	Homeported Near		in Months
U.S. Navy Vessels	USMR Facility	Description	(Topside / Drydocking)

Amphibious Assault Ships	12 / 11	Amphibious Assault Ships (LHA 1 and LHD 1) are combination transports used by the U.S. Marines that allow for embarking on helicopters and landing craft.	LHA 1 Class 19 / 88 LHD 1 Class 19 / 65
Amphibious Ships	27 / 24	Amphibious Ships (LPD 4, LSD 36, LSD 41 and LST 1179 class) are combination transports used in support of movement of U.S. Marine assault forces ashore.	LPD and LSDs 20 / 66 LST 14 / 15
Command Ships	2 / 2	Command Ships (AGF-11 and LCC 20) are large ships with significant telecommunications capabilities and technology to coordinate battlegroups.	15 / 51
Combat Logistics Ships	34 / 18	Combat Logistics Ships serve to replenish the battle groups and forward bases with ammunition, fuel, stores and spare parts.	18 / 60
Hospital Ships	2 / 2	Hospital Ships (T-AH 19 and T-AH 20) are converted tankers maintained as hospital ships.	18 / 60
Mine Countermeasure Mine Hunters	14 / 10 12 / 10	Mine Countermeasures Ships (MCMs) and Mine Hunters (MHCs) are mine clearing ships that use sonar and video systems, cable cutters and mine detonating devices to clear waterways.	MCMs 21 / 69 MHCs 22 / 70
Preposition and SeaLift	127 / 92	Preposition and SeaLift Ships are very large cargo ships that ensure rapid delivery of the supplies needed to equip U.S. Marine and U.S. Army units during the first 30 days of a conflict.	18 / 60

  Strategic Partnerships

      We have entered into a number of strategic partnerships and teaming agreements to bid on contracts in geographic locations where we do not have facilities, and to gain access to resources that complement our existing facilities.

      In order to bid for a multi-ship, multi-year contract to repair and maintain all of the surface ships homeported in Pearl Harbor, we entered into a teaming agreement with Pacific Shipyards International. Under this arrangement, we provide management services and access to our preferred supplier base, and Pacific Shipyards provides the labor and facilities needed to complete the contract.

      In Ingleside, Texas, our arrangement with Gulf Copper provides access to personnel and equipment allowing us to provide full-service repair and maintenance services at that location.

  Subcontracting

      On every bid, we assess in-house costs versus outside pricing for various tasks on the job. This process often results in work such as tank cleaning and electronic equipment repairs being allocated to subcontractors. We have developed and implemented initiatives based on the critical importance of subcontractors to our operating philosophy, as we believe that they are a seamless extension of our in-house capabilities.

Facilities

      We operate six facilities, which are located in Norfolk, Virginia; San Diego, San Francisco, and San Pedro, California; Pearl Harbor, Hawaii; and Ingleside, Texas. The location and capabilities of our facilities give us the ability to compete for virtually any major contract on the East or West Coast of the United States or in Pearl Harbor.

	Norfolk	San Diego	San Francisco	San Pedro	Pearl Harbor	Ingleside

Land Area (acres)	109.0	23.0	10.1	9.8	2.5	10.0
Water Area (acres)	33.0	16.6	16.6	11.0	None	1.4
Principal Drydock	52,000 ton floating	26,000 ton floating	66,000 ton floating	6,000 ton floating	100,000 ton graving*	1,900 ton floating*
Other Drydock	None	4,000 ton floating	14,000 ton floating	None	None	None
Piers	Four (3,015’)	Five (2,800’)	Four (2,557’)	Four (3,200’)	Three (3,000’)	One (1,000’)
Homeported U.S. Navy Ships as of 3/1/02	84	58	None	None	29	21

*	U.S. Navy owned

  Norfolk, Virginia

      This facility is located in the port of Hampton Roads in Norfolk, with direct access to the Atlantic Ocean and is one of the largest private-sector ship repair, maintenance and modernization complexes in the United States. The shipyard is located in close proximity to the Atlantic Fleet, which is stationed at the Norfolk Naval Base, one of the two U.S. Navy mega-ports. The port is also a significant and growing port for commercial vessel activity. This facility’s Titan drydock is capable of handling the majority of major cruise ships and Naval vessels up to the largest amphibious assault ships (LHA/ LHD class). Our Norfolk facility also offers a complete range of off-site repair services for ships located at the commercial piers or shipping sections of Norfolk, on the coast south of Norfolk to Wilmington, North Carolina or at the overseas U.S. Navy base in Sardinia, Italy. We own our Norfolk facility.

  San Diego, California

      This facility is located in San Diego Bay. San Diego is a mega-port for the U.S. Navy. In 2001, San Diego received the largest share of the U.S. Navy private-sector ship repair dollars. Our San Diego facility offers a complete range of ship repair capabilities, as well as off-site repair services for ships located at the naval station, the naval air station and the submarine base. This facility is operated under a lease with the Port of San Diego that expires in August 2034.

  San Francisco, California

      This facility is located in San Francisco Bay and benefits from a growing number of large cruise ships that have repair work conducted in San Francisco. Our San Francisco facility has the largest floating commercial drydock on the West Coast that can accommodate large cruise ships, tankers and cargo ships. We operate our San Francisco facility under a lease with the Port of San Francisco that expires in December 2017. We also have a month-to-month lease with the city and county of San Francisco that governs our use of six acres of industrial warehouse space and land.

  San Pedro, California

      Our San Pedro facility is located in Los Angeles Harbor on Terminal Island. The San Pedro shipyard primarily services the commercial market, which is comprised of tugs and barges working in the port and emergency repair work on ships calling on the port. The facility is currently leased from the city of Los Angeles. Although the lease expired on June 30, 1996, we have been in a permitted holdover status since this time and are currently negotiating a more permanent extension. We also have two minor subleases in San Pedro that can be terminated by us at any time.

  Pearl Harbor, Hawaii

      In September 2001, we entered into a teaming agreement with Pacific Shipyards International, which provided that the two parties would bid as a team for a multi-year, multi-ship contract to support all of the surface ships homeported in Pearl Harbor, Hawaii, the third largest U.S. Navy port. As part of our teaming agreement, our team was able to lease office space from the U.S. Navy and receive rights to use the U.S. Navy drydock for the five-year period of our contract.

  Ingleside, Texas

      Our Ingleside facility is located along the main channel into the Corpus Christi area from the Gulf of Mexico, and it is operated under a lease with Braswell Services Group that expires in May 2005. Substantially all work at the Ingleside facility is performed on U.S. Mine Countermeasure and Mine Hunter class ships. Our Ingleside facility has access to a drydock owned by the U.S. government and operated by Gulf Copper.

Contracts

      Our repair and modernization contracts typically range between $1.0 million and $25.0 million. The dollar size and duration of a contract will vary according to the type of contract, number of labor hours and the extent of the repair work. The duration of our contracts can vary between one week and a period of years. At any one time, we typically work on a total of two to three major projects as well as a variety of smaller projects.

      Our contracts are structured on a cost-plus, fixed-price or time-and-materials basis. In a fixed-price contract, we agree to perform specified work at a contract price determined before we begin the work. In a cost-plus contract, we are reimbursed for our approved costs plus a fee which may be fixed or variable depending on the contract arrangement. Cost-plus contracts are paid based on actual costs incurred, including a provision for overhead and general and administrative expenses. Billings are normally every two weeks, with collection normally within 30 days. The government typically evaluates cost-plus bids on three criteria: cost, quality and technical expertise. Cost-plus contracts generally relate to long-term phased maintenance programs for U.S. Navy vessels. Multi-ship, multi-year contracts have improved material readiness of the ships in the program and the U.S. Navy has expanded use of the contracts so that substantially all of the U.S. Navy contracts on the West Coast are multi-ship, multi-year contracts. Recently, the U.S. Navy announced that it would move to multi-ship, multi-year contracts on the East Coast and we expect to bid on at least two such contracts this year.

      Fixed-price government contracts typically provide for progress payments based on physical progress less a retention, generally 10.0%. A portion of this retention is billable upon completion of the job, with the remainder due after a short guarantee period. Fixed-price bids may be evaluated by the government solely on price or on a combination of price, technical expertise and prior experience. Fixed-price repair and modernization work is dynamic and often requires alterations to a contract’s scope and final price. In our experience, contracts are often modified through change orders and the total contract size will increase by 20% to 30% and sometimes as much as 60% to 100% due to additional services and repairs requested by the government.

      On time and materials contracts, we typically receive an agreed amount per direct labor hour expended, a supplemental amount for overtime direct labor hours, and are reimbursed for our costs of direct material and subcontracts. Time and materials contracts may include not-to-exceed price limitations and the sharing of either cost overruns or underruns. If the contract includes these features, we bear some of the risks of contract performance.

Customers

      In 2001, 75.4% of our revenues were derived from the U.S. Navy, 16.0% was derived from non-Navy defense-related agencies and 8.6% was derived from commercial customers. Our non-Navy defense-related agency customers include MSC, MARAD, the U.S. Coast Guard and the U.S. Army. Our commercial customers include Carnival Corporation, Disney Cruise Lines, Holland-America Lines, Maersk Lines, Matson Navigation Co., Inc. and Royal Caribbean Cruise Lines.

Competition

      While there are many companies that compete in the private-sector ship repair, maintenance and modernization industry, competition is primarily driven by geography and repair, maintenance and modernization capabilities. Because of the U.S. Navy’s homeport repair policy, a company’s geographic location can be a determining factor in the amount of U.S. Navy business that it can obtain. Therefore, many companies that might be capable providers of services similar to ours are not considered direct competitors, as they are not able to bid for U.S. Navy business particular to the ports where they do not operate.

      Competitors in the ship repair business can be segmented into full-service shipyards that have the ability to perform drydock and topside repair of large vessels and ship repair companies that can only provide topside repair work. Our competition is typically restricted to companies that maintain facilities in U.S. Navy homeports and have major drydocking capabilities. Shipyards with minor drydocking capacity and topside capabilities, by contrast, lack the scope necessary to compete for major contracts and are not considered key primary competitors.

      The procurement policy of the U.S. Navy requires that ship repair, maintenance or modernization jobs with work periods expected to be longer than six months be competed for coast wide. As a result, our San Diego facility competes with shipyards on the West Coast and our Norfolk facility competes with shipyards on the East and Gulf Coasts for this work.

      Our primary competitors on the East Coast include Marine Hydraulics International, Inc., Metro Machine Corp., Newport News Shipbuilding, Inc., a subsidiary of Northrop Grumman Corporation, Baltimore Marine Industries, Inc. and Detyens Shipyards, Inc.

      Our primary competitors on the West Coast include National Steel and Shipbuilding Company, or NASSCO, a subsidiary of General Dynamics, Continental Maritime of San Diego, a subsidiary of Northrop Grumman, Todd Shipyards Corporation and Cascade General, Inc. NASSCO is our only competitor in San Diego for U.S. Navy drydocking and multi-ship, multi-year contracts. In Pearl Harbor, our primary competitor is Marisco Ltd., and in Ingleside, Texas our primary competitors are South Texas Shipyards and Gulf Copper.

Employees

      As of February 28, 2002, we had approximately 2,200 employees and 160 contract workers. Approximately 890 of our employees in two of our six locations are covered by collective bargaining agreements with various unions. We believe past relations have been and current relations are favorable with the unions and its employees. Our 70 ship repair employees at our San Francisco facility are represented by the Pacific Coast Metal Trade District Council, which is an umbrella organization representing various trade unions. The current agreement with the Pacific Coast Metal Trade District Council will expire on June 30, 2002 and negotiations on a two-year contract extension will begin in April 2002. In Norfolk, our 820 bargaining employees are represented by the International Brotherhood of Boilermakers Union whose contract was renegotiated in February 2001 and expires in February 2004. We believe our commitment to our “People Are Important” philosophy, our focus on our “Executive Safety Program,” our investment in cleaning and maintaining the facilities and our use of incentive programs to reward hard-working employees has created a positive relationship between our management and our workforce.

Regulatory Matters

      Our U.S. government business is subject to unique procurement and administrative rules based on both laws and regulations. These laws and regulations include compliance with socio-economic requirements, the distribution of costs to contracts and non-reimbursement of certain costs such as lobbying expenses. Our contract administration and cost accounting policy and practices are subject to oversight by government inspectors, technical specialists and auditors.

      U.S. government contracts are, by their terms, subject to termination by the U.S. government either for its convenience or default by the contractor. In addition, U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance may take many years. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

      As is common in the industry, we are subject to business risks, including changes in governmental appropriations, national defense policies or regulations, service modernization plans and availability of funds. Any of these factors could materially adversely affect our business with the U.S. government in the future.

      In addition, we must comply with U.S. Navy policies promoting competition. The U.S. Navy examines each procurement in order to ensure that there are at least two competitors within the relevant geographic area. Despite the U.S. Navy’s homeport policy, it will extend a bid area if it determines that doing so is necessary to provide an adequate level of competition. We believe that there is currently at least one competitor at each of the ports in which we bid on U.S. Navy work.

Environmental Matters

      We are subject to various federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance and many environmental laws impose joint and several “strict liability” for remediation of spills and releases of oil and hazardous substances, without regard to negligence or fault on the part of that person. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by us regardless of whether the contamination is attributable to other potentially responsible parties. Many of our main facilities have been used for ship repair and related activities for several decades. The nature of ship repair operations requires the storage, use and handling of hazardous materials. The extensive use and handling of these materials has resulted in their release in our shipyards and the adjacent waterways and may do so in the future. Accordingly, we make capital expenditures and incur operating expenses for clean-up, mitigation and other environmental matters arising from the condition of our shipyards and the adjacent waterways and from our daily operations. These operating expenses may be allowable as contract costs under our contracts with the U.S. government.

      Among other claims, pursuant to a demand from the California Water Quality Control Board, we are currently conducting a study analyzing clean-up criteria for future remediation work regarding sedimentary contamination in San Diego Bay. We have spent approximately $1.2 million on the study and expect that it will be completed in June 2002. Upon completion of the study phase, we expect that we will be required to begin remediation procedures with respect to the contamination. We anticipate that the total costs associated with the remediation phase may range from $2.0 million to $8.0 million. We cannot assure you, however, that these estimates will prove to be accurate.

      In connection with our purchase of Southwest Marine and San Francisco Drydock, we received indemnification for various matters, including, under limited circumstances environmental liabilities, including those described above. This indemnification is currently supported by an escrow account of approximately $8.8 million. We cannot assure you that we will be successful in obtaining indemnification or that any indemnification will be adequate to fund any liabilities. We may pursue contribution for the remediation costs from other potentially responsible parties, however we cannot assure you that this contribution will be available. If we are unable to obtain indemnification or contribution with respect to the remediation, we would be required to make significant expenditures ourselves which could have a material adverse effect on our operating results and financial condition.

      Our shipyards have extensive waste handling and response programs that we are required to maintain and implement in accordance with applicable regulations. Our shipyards generate significant quantities of wastewater, which we treat pursuant to various permits before discharging it. In order to handle these materials, some of our shipyards have extensive networks of above-ground and underground storage tanks, some of which have leaked and resulted in required remediation in the past.

      We had approximately $2.9 million of accrued liabilities as of December 31, 2001 for estimated or anticipated liabilities and costs relating to environmental matters arising from past operations. While the accrued liabilities reflect our current estimate of the cost of these environmental matters, we cannot assure you that the amount that we have accrued will be adequate. Under current government contract regulations, a portion of the total remediation and compliance costs associated with our facilities may be allowable costs. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, significant additional required expenditures in connection with such compliance or other environmental matters could have a material adverse effect on our operating results and financial condition.

Legal Proceedings

      From time to time we are involved in legal proceedings arising in the ordinary course of our business. We do not believe that we have any litigation pending that could have a material adverse effect on our results of operations and financial condition. As a government contractor, we are subject from time to time to U.S. government investigations relating to our operations and audits of our accounting procedures by the Defense Contract Audit Agency. Government contractors who are found to have violated the False Claims Act, or are indicted or convicted for violations of other federal laws, may be suspended or disbarred from government contracting for some period. Such an event could also result in fines or penalties. Given our dependence on U.S. government contracts, suspension or debarment could have a material adverse effect on us.

      We have been named together with a number of other parties as defendant in multiple civil actions by various parties alleging damages from past exposure to asbestos at our shipyards and aboard the ships we have repaired. These pending actions against us involve claims regarding injuries or illnesses allegedly caused by exposure to asbestos. To date we have not been found liable in any of these actions. Nevertheless, we can not assure you that we will not be found liable in a future action.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information concerning our executive officers and directors as of March 11, 2002:

Name	Age	Position

Alexander J. Krekich	58	Chief Executive Officer and Director
Monty W. Dickinson	63	President and Chief Operating Officer
Richard G. Camacho	68	Senior Vice President, Government Business Development
Daniel P. Cotter	47	Chief Financial Officer
Frank C. Collins, III	40	Senior Vice President, Government Affairs
B. Edward Ewing	57	Chairman of the Board
Oliver C. Boileau, Jr.	74	Director
Frank C. Carlucci	71	Director
William E. Conway, Jr.	52	Director
Allan M. Holt	49	Director
William A. Owens	61	Director
Dr. Terry A. Straeter	59	Director
Raymond A. Whiteman	42	Director

      Alexander J. Krekich became our Chief Executive Officer in March 2002 and has been a director since March 1999. He originally joined Southwest Marine in August 1998 as Special Assistant to the President, B. Edward Ewing. Upon the acquisition of Norshipco in September 1998, Retired Vice Admiral Krekich became President and General Manager of this Norfolk, Virginia based company. In February 1999, he was appointed Chief Operating Officer of United States Marine Repair while continuing as President of Norshipco. Prior to joining private industry he served in the U.S. Navy for 34 years. His last assignment before retiring as a Vice Admiral was as Commander of all Surface Forces in the U.S. Pacific Fleet. He held several ship commands during his naval career and is a combat veteran of Vietnam where he served in fast patrol boats.

      Monty W. Dickinson became our President and Chief Operating Officer in March 2002. He joined us in January 1999 as our President and General Manager of Southwest Marine, Inc. From 1961 to 1998, Mr. Dickinson was employed by Lockheed Martin Corporation as a Sector Vice President, and Vice President of Operations Management and Global F-16 Manufacturing for General Dynamics. He also held various positions in Engineering, Finance, Program Management, Operations and Procurement during his career with General Dynamics.

      Richard G. Camacho became our Senior Vice President, Government Business Development in November 1997. Prior to joining us, Retired Rear Admiral Camacho served for 30 years in the U.S. Navy, advancing to the rank of Rear Admiral, with experiences including sea service, project manager for nuclear submarine construction and Commander of the Naval shipyards at Charleston, South Carolina and Pearl Harbor, Hawaii.

      Daniel P. Cotter became our Chief Financial Officer in March 2002 after serving as our Senior Vice President, Finance since December 1993. Previously from January 1987 to November 1993, Mr. Cotter served as our Divisional Controller and Corporate Controller. Prior to this position, from September 1978 to January 1987, Mr. Cotter was employed by Arthur Young & Company, a predecessor of Ernst & Young, where his clients included a variety of public and private companies.

      Frank C. Collins, III became our Senior Vice President, Government Affairs in February 1998. Prior to joining us, Mr. Collins served as District Director for U.S. Representative Duncan Hunter (R-San Diego) from August 1985 to December 1990 and Chief of Staff for U.S. Representative Randy “Duke”

Cunningham (R-San Diego) from January 1991 to February 1997. From February 1997 through February 1998 he served as a consultant to numerous defense companies including Northrop Grumman, GDE Systems, Inc. and The Titan Corporation.

      B. Edward Ewing became our Chairman of the Board in March 2002 and has been a director since February 1998. In February 1998 he was named President and Chief Executive Officer. He served as our President until February 1999 and as our Chief Executive Officer until March 2002. Starting in February 1996, Mr. Ewing served in various senior executive roles for Southwest Marine, Inc. and beginning in December 1997 as Chief Executive Officer of San Francisco Drydock, Inc. Since January 2000, Mr. Ewing’s principal occupation has been as the Chief Executive Officer of Carlyle Management Group and he has also served as a director or executive officer of several companies affiliated with Carlyle Management Group, including The Aerostructures Corporation and Key Plastics, LLC and their respective affiliates. Previously, Mr. Ewing held various management positions with Lockheed Martin Corporation and General Dynamics.

      Oliver C. Boileau, Jr. became a director in February 1998. From 1997 to the present, Mr. Boileau has been a private consultant. Previously, from 1989 to 1994, Mr. Boileau was President and General Manager of the B-2 Division of Northrop Grumman and served as Corporate Vice President and director. He also served as President and Chief Operating Officer of the Grumman Corporation, a subsidiary of Northrop Grumman from 1994 to 1995. From 1980 until 1988, Mr. Boileau was employed by General Dynamics as its President and Vice Chairman. From 1953 until 1980, he worked for the Boeing Aerospace Company, serving as its President from 1973 until 1980. Mr. Boileau began his industrial career in 1951 with the RCA Corporation, working on aircraft electronics. He is currently a member of the Massachusetts Institute of Technology Sloan School Dean’s Advisory Council and serves on the Board of Trustees of St. Louis University and the University of Wyoming College Foundation.

      Frank C. Carlucci became a director in July 1998. He is currently Chairman of our affiliate, The Carlyle Group, a Washington, D.C. based global investment firm. Prior to joining The Carlyle Group, in 1989, Mr. Carlucci served as Secretary of Defense from November 1987 to January 1989 and as President Reagan’s National Security Advisor in 1987. Mr. Carlucci currently serves as Chairman of the Board for Neurogen Corporation. He is also a director of United Defense Industries, Inc., Ashland, Inc., Kaman Corporation, SunResorts, Ltd. NV, Texas Biotechnology Corporation and Pharmacia Corporation.

      William E. Conway, Jr. became a director in February 1998 and served as our Chairman of the Board from February 1998 until March 2002. He has been a Managing Director of our affiliate, The Carlyle Group since August 1987. Prior to the Carlyle Group, Mr. Conway was employed by MCI Communications Corporation, serving as its Senior Vice President and Chief Financial Officer from 1984 until 1987, and a Vice President and Treasurer from 1981 to 1984. He is also Chairman of the Board of Nextel Communications, Inc. and United Defense Industries, Inc., as well as a director of several privately held companies.

      Allan M. Holt became a director in September 1997. He is currently a Managing Director of our affiliate, The Carlyle Group, which he joined in December 1991. Mr. Holt was previously with Avenir Group, a private investment and advisory group, and from June 1984 to December 1987 was Director of Planning and Budgets at MCI Communications Corporation, which he joined in September 1982. Mr. Holt is also a director of United Defense Industries, Inc., Aviall, Inc. and several privately held companies.

      William A. Owens became a director in May 1998. He is Co-Chief Executive Officer and Vice Chairman of Teledesic LLC and also serves as Chairman and Chief Executive officer of affiliated Teledesic Holdings Ltd. Prior to joining Teledesic in August 1998, he was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC). Prior to joining SAIC, Mr. Owens was Vice Chairman of the Joint Chiefs of Staff and the second-ranking military officer in the United States. From 1991 to 1993, Mr. Owens was the deputy chief of Naval Operations for

Resources, Warfare Requirements and Assessments. He served as Commander of the U.S. Sixth Fleet in 1990 and 1991. Between 1988 and 1991, Mr. Owens served as Senior Military Assistant to Secretaries of Defense Frank Carlucci and Dick Cheney. In 1988, Mr. Owens was the director of the Office of Program Appraisal for the Secretary of the Navy and in 1987, he served as Commander of Submarine Group Six. Mr. Owens currently serves as a director for Telestra Corp., British American Tobacco, Nortel Networks Limited, Symantc Corporation, Polycom, Inc. and Integrated Device Technology, Inc.

      Dr. Terry A. Straeter became a director in February 1998. He was the President and Chief Executive Officer of Marconi Information Systems and the President and Chief Executive Officer of GDE Systems, Inc. from 1992 until his retirement in 1999. Early in his career, Dr. Straeter served in various technical positions at NASA’s Langley Research Center in Hampton, Virginia. He also served as Chairman of the Board for the Security Affairs Support Association from 1995 to 1996. Dr. Straeter currently serves as a director for a privately held company.

      Raymond A. Whiteman became a director in September 1997. He has served as a Senior Vice President and Managing Director of Carlyle Management Group, a Delaware limited partnership, since January 2002. Prior to joining Carlyle Management Group, Mr. Whiteman was a Principal of The Carlyle Group from May 1996 to December 1999. Mr. Whiteman served as a Vice President and Group Head in the Leverage Finance Group of Credit Lyonnais from August 1989 to May 1996. Prior to joining Credit Lyonnais, Mr. Whiteman worked at both Citicorp and Chase Manhattan Bank. Mr. Whiteman currently serves on the board of directors of several privately held companies.

Board of Directors

      At each annual meeting our stockholders will elect the successors to our directors. Any director may be removed from office by a majority of our stockholders. Our executive officers serve at the discretion of our board of directors.

Committees

      Our board directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and two standing committees: the audit and ethics committee and the compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We have no nominating committee or committee that serves a similar function.

     Audit and Ethics Committee

      Our audit and ethics committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of independent public accountants, reviewing the adequacy of our internal accounting controls and overseeing our ethics program. Our audit committee is comprised of Oliver C. Boileau, Jr., William A. Owens and Dr. Terry A. Straeter.

     Compensation Committee

      Our compensation committee is responsible for determining compensation for our executive officers and other employees and administering our 1998 Stock Option Plan and other compensation programs. Our compensation committee is comprised of Oliver C. Boileau, Jr., William A. Owens and Dr. Terry A. Straeter.

Director Compensation

      Upon completion of the offering, we will pay our three outside directors, Oliver C. Boileau, Jr., William A. Owens and Dr. Terry A. Straeter, an annual retainer of $                    for their services and an attendance fee for board and committee meetings. The remaining directors are employed by either us, The Carlyle Group or Carlyle Management Group, and are not separately compensated for their service as directors.

Compensation Committee Interlocks and Insider Participation

      During 2001, our compensation committee was comprised of B. Edward Ewing, Dr. Terry A. Straeter and Raymond A. Whiteman. Mr. Ewing served as our chief executive officer during 2001. Mr. Ewing also serves as the chief executive officer of, and Mr. Whiteman serves as a Managing Director of, Carlyle Management Group, to whom we paid $3.0 million during 2001 for various travel costs and management services. No interlocking relationship exists between our board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

      The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to B. Edward Ewing, who served as our chief executive officer during the last fiscal year, Alexander J. Krekich, our current chief executive officer, and each of the four other most highly compensated executive officers, or the named executive officers, that earned more than $100,000 for the fiscal year ended December 31, 2001:

Summary Compensation Table

	Annual Compensation

			Other Annual	All Other
Name and Principal Position	Salary	Bonus	Compensation(1)	Compensation(2)

B. Edward Ewing	$—	$1,521,750	$—	$—
Chairman of the Board and former Chief Executive Officer
Alexander J. Krekich	275,000	242,000	3,400	10,500
Chief Executive Officer
Monty W. Dickinson	240,000	211,200	3,400	10,500
President and Chief Operating Officer
Richard G. Camacho	180,000	158,400	3,400	10,500
Senior Vice President, Government Business Development
Daniel P. Cotter	170,000	149,600	3,400	10,500
Chief Financial Officer
Frank C. Collins, III	260,000	228,800	3,400	10,500
Senior Vice President, Government Affairs

(1)	Comprised of profit sharing contributions made under our 401(k) Plan.
(2)	Represents executive deferred compensation.

Option Grants in Last Fiscal Year

      We did not grant any options to our named executive officers in the year ended December 31, 2001.

Option Exercises and Fiscal Year-End Option Values

      None of our named executive officers exercised any options to purchase our common stock during the year ended December 31, 2001. The following tables show information regarding options to purchase our common stock unexercised and outstanding as of December 31, 2001. Also included is the value and number of unexercised options held as of December 31, 2001 by such named executive officers:

•	The value of the unexercised options is based on an assumed offering price of $ per share; and

•	“Exercise” means an employee’s acquisition of shares of common stock which have already vested, “exercisable” means options to purchase shares of common stock which are subject to exercise and “unexercisable” means all other options to purchase shares of common stock.

•	Pursuant to the terms of our option plan, all of the options described below will become immediately exercisable upon completion of this offering. In that event, the value of exercisable, unexercised options will be: Mr. Ewing ($ ); Mr. Krekich ($ ); Mr. Dickinson ($ ); Mr. Camacho ($ ); Mr. Cotter ($ ) and Mr. Collins ($ ).

	Number of Securities		Value of
	Underlying		Unexercised
	Unexercised Options at		In-The-Money Options at
	Year-End		Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

B. Edward Ewing	52,245	46,361	$	$
Alexander J. Krekich	3,600	900
Monty W. Dickinson	2,820	1,180
Richard G. Camacho	3,600	900
Daniel P. Cotter	3,044	761
Frank C. Collins, III	3,600	900

Benefit Plans

1998 Stock Option Plan

      Our board of directors adopted the 1998 Stock Option Plan to provide our management and key employees with additional incentives of stock options to encourage them to contribute to our success and to remain employed by us. An aggregate of 200,000 shares may be granted under the plan and may be either authorized and unissued shares, treasury shares or a combination thereof as the committee administering the plan shall determine.

      All options granted have 11-year terms and generally vest over a period of 10 years; however, vesting may be accelerated if certain targets related to earnings and cash flow are met. We granted 163,911 options in 1998 at an exercise price of $25.00 per share and 4,000 options in 1999 at an exercise price of $60.00 per share. We have not granted any options under the 1998 Stock Option Plan since 1999. The weighted-average exercise price and weighted-average remaining contractual life of the stock options outstanding at December 31, 2001 was $25.85 and 7.3 years, respectively.

      As of December 31, 2001, 35,989 shares of our common stock were available for additional options that can be granted under the 1998 Stock Option Plan.

Management Bonus Plan

      We have adopted a bonus plan for key management employees with targets established by our Chief Executive Officer at the beginning of each fiscal year and approved by our board of directors. Bonus awards are equal to a percentage of a key employee’s annual salary as determined based upon our EBITDA performance and are subject to adjustment by our chief executive officer or president. No EBITDA bonus will be paid unless we attain a minimum level of EBITDA.

401(k) Plan

      We maintain a profit-sharing plan qualified under Section 401(k) of the Internal Revenue Code of 1986, or the Code. All of our employees (except bargained employees of San Francisco Drydock, Inc.) and any other individuals qualifying as our common law employees are eligible to make salary reduction contributions pursuant to the 401(k) profit-sharing plan. A participant may contribute a maximum of 20% of his or her base salary or wages through payroll deductions (up to the statutorily prescribed annual limit). We determine the level of discretionary profit-sharing contributions and discretionary matching 401(k) contributions on an annual basis. Guaranteed matching contributions for bargained employees of Norshipco are in effect until the collective bargaining agreement is revised, revoked or expired. For the year ended December 31, 2001, our expense for profit-sharing, matching and guaranteed 401(k) contributions to the plan was $2.0 million in the aggregate.

Deferred Compensation Plan

      Effective February 1, 2001, we adopted a deferred compensation plan for some key employees. Under this plan, a participant may elect to defer compensation for salary and annual bonuses pursuant to a compensation reduction agreement which designates the amount to be deferred in whole percentages of compensation or bonuses and/or as a dollar amount of compensation or bonuses. The deferred compensation earns a 10% per annum rate of return adjusted quarterly on the last day of each quarter. Under the terms of this plan, benefits are paid upon the earlier of the participant’s termination of employment, retirement, death or disability or, at the employee’s option, upon a change in control as defined in the plan. Completion of this offering would satisfy the definition of a change in control under the plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Carlyle Management Fee

      In November 1997, we entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle Management Group, for management and financial advisory services and oversight to be provided to us and our subsidiaries in exchange for an annual management fee. Pursuant to this agreement, as amended by an oral agreement between us and TC Group, L.L.C., we paid $3.0 million to Carlyle Management Group in 2001 for management services and travel expenses. We have an agreement with TC Group, L.L.C. that provides for the cessation of this annual management fee as of the completion of this offering. Assuming this offering will be completed on April 30, 2002, we will pay the Carlyle Management Group an aggregate fee of $1.7 million in 2002 for management services and travel costs. Upon the completion of this offering, we will pay an aggregate of $2.0 million to The Carlyle Group and its affiliates for investment banking and consulting services provided in connection with this offering.

Loan to Executive Officers

      In February 1998, Mr. Ewing purchased 30,000 shares of our common stock pursuant to an Executive Stock Agreement. In connection with this purchase, we received a promissory note from Mr. Ewing for $749,700. This recourse promissory note is payable upon our demand and carries interest at the rate equal to the applicable federal rate in effect as of February 16, 1998 per annum. Mr. Ewing has pledged 30,000 shares of his common stock as collateral to us.

Registration Rights Agreement

      In connection with this offering, we intend to enter into a registration rights agreement with certain of our stockholders. Pursuant to that agreement, we expect that these stockholders will be entitled to registration rights and that the agreement will substantially include the terms described below. Holders of at least a majority of the shares of common stock held by these stockholders may require us to effect the registration of their shares of common stock from time to time pursuant to a demand. This requirement is called a demand registration. We will be required to pay all registration expenses in connection with the first eight demand registrations pursuant to the registration rights agreement. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include their shares of common stock in that registration with all registration expenses paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration prior to 180 days after the effective date of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

      The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of February 28, 2002, for:

•	each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

•	each of the executive officers named in the Summary Compensation Table;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of February 28, 2002 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

	Shares Owned Prior		Shares Owned After
	to the Offering		the Offering

Name of Beneficial Owner	Number	Percentage	Number	Percentage

TCG Holdings, L.L.C. (1)	1,012,000	85.6%			%
Alexander J. Krekich	10,500	*		*
Monty W. Dickinson	5,667	*		*
Richard G. Camacho	7,600	*		*
Daniel P. Cotter	5,805	*		*
Frank C. Collins, III	10,500	*		*
B. Edward Ewing (2)	178,606	13.9
Oliver C. Boileau, Jr.	4,400	*		*
Frank C. Carlucci	—	—	—	—
William E. Conway, Jr.	—	—	—	—
Allan M. Holt	—	—	—	—
William A. Owens	4,400	*		*
Dr. Terry A. Straeter	4,400	*		*
Raymond A. Whiteman	1,600	*		*
All Current Directors and Executive Officers as a Group (13 persons)	233,478	17.9

*	Represents less than 1% of total shares outstanding

(1)	The address of such entity is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004. TC Group, L.L.C. exercises investment discretion and control over the shares of our stock owned by Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle SBC Partners II, L.P., a Delaware limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”). TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships, as well as shares held by certain other investors, directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., as a managing member of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Mr. Conway disclaims such beneficial ownership.

(2)	The address of such person is c/o Carlyle Management Group, 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

Selling Stockholders

      The table below presents certain information regarding the beneficial ownership of our common stock outstanding as of February 28, 2002 (but without giving effect to the underwriters’ exercise of the over-allotment option) by the selling stockholders.

	Shares Owned Prior		Shares	Shares Owned After
	to the Offering		Being Sold	the Offering
			in the
Name of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

TCG Holdings, L.L.C.(1)	1,012,000	85.6%			%
B. Edward Ewing (2)	178,606	13.9

*	Represents less than 1% of total shares outstanding

(1)	The address of such entity is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004. TC Group, L.L.C. exercises investment discretion and control over the shares of our stock owned by Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle SBC Partners II, L.P., a Delaware limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”). TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships, as well as shares held by certain other investors, directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., as a managing member of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Mr. Conway disclaims such beneficial ownership.

(2)	The address of such person is c/o Carlyle Management Group, 200 Crescent Court, Suite 1900, Dallas, Texas 75201.

DESCRIPTION OF CAPITAL STOCK

General

      Upon completion of the offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share and                      shares of preferred stock, par value $0.01 per share.

Common Stock

      As of December 31, 2001, there were 1,182,767 shares of common stock outstanding held of record by 40 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable.

Preferred Stock

      We currently do not have any authorized preferred stock. We expect to amend our certificate of incorporation prior to the completion of the offering to authorize the issuance of up to                     shares of preferred stock, par value $0.01 per share. Pursuant to Delaware law, our board of directors will have the power to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plan to issue any shares of preferred stock.

Certain Provisions of our Bylaws and Delaware General Corporation Law

Requirements for Advance Notification of Stockholder Nominations and Proposals.

      Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

Delaware Anti-Takeover Law.

      We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration Rights Agreement

      In connection with this offering, we intend to enter into a registration rights agreement with certain of our stockholders. Pursuant to that agreement, we expect that these stockholders will be entitled to registration rights and that the agreement will substantially include the terms described below. Holders of at least a majority of the shares of common stock held by these stockholders may require us to effect the registration of their shares of common stock from time to time pursuant to a demand. This requirement is called a demand registration. We will be required to pay all registration expenses in connection with the first eight demand registrations pursuant to the registration rights agreement. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include their shares of common stock in that registration with all registration expenses paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration prior to 180 days after the effective date of this offering.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company will act as the transfer agent and registrar for our common stock.

DESCRIPTION OF CREDIT FACILITY

      In connection with our December 8, 1999 recapitalization, we entered into an amended and restated credit facility with the syndication of lending institutions led by Credit Lyonnais New York Branch, an affiliate of Credit Lyonnais Securities (USA), Inc., an underwriter in this offering, and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., an underwriter in this offering. The credit facility originally consisted of:

•	A $50.0 million, five-year Tranche A Term Loan facility;

•	A $100.0 million, seven-year Tranche B Term Loan facility; and

•	A $40.0 million, five-year revolving credit facility including subfacilities for letters of credit and swingline loans.

      Outstanding borrowings on the term loan facilities were $108.9 million as of February 28, 2002, $26.5 million of which was outstanding on the Tranche A Term Loan Facility and $82.4 million of which was outstanding on the Tranche B Term Loan Facility. The facilities bear interest at variable rates with a weighted average rate of 5.6% as of February 28, 2002. We have no scheduled principal payments in 2002. We intend to use $                    of the net proceeds of this offering to repay outstanding indebtedness under our credit facility.

      Loans made pursuant to the revolving credit facility may be utilized for general corporate and working capital requirements. The revolving credit facility is also available for the issuance of letters of credit up to $20.0 million at any time outstanding to support our obligations and the obligations of our subsidiaries. At February 28, 2002, we had outstanding letters of credit under the revolving loan facility of $15.6 million, and there were no borrowings under the revolving credit facility. Maturities for letters of credit may not extend beyond the maturity of the revolving credit facility. At no time may the aggregate principal amount of revolving loans together with any outstanding letters of credit, and any unpaid drawings thereon, exceed the commitments then in effect pursuant to the revolving credit facility.

      On all loans, we have the option to pay interest at the prime interest rate or LIBOR, plus an applicable margin rate. The applicable margin for Term A loans and the revolving credit facility is adjusted by the bank based on our leverage ratio and ranges from 0.75% to 2.00% for prime rate loans and 2.00% and 3.25% for LIBOR loans. We are obligated to a commitment fee of 0.5% per annum on the unused portion of the revolving credit facility, and an issuing fee of 0.25% per annum on the amount of outstanding letters of credit. If any of the proceeds of this offering are applied to Term A loans or the revolving credit facility, it will reduce our leverage ratio and therefore may reduce our applicable margin. On Term B loans, the applicable margin is 2.75% for prime rate loans and 4.00% for LIBOR loans.

      All outstanding loans under the credit facility are secured by a lien on substantially all of our assets and those of our subsidiaries. The credit facility contains customary covenants restricting the incurrence of debt, dividends and distributions to stockholders, encumbrances on and sales of assets, limitations on mergers and certain acquisitions and limitations on capital expenditures, and various other restrictions including compliance with financial tests and maintenance of financial ratios on a consolidated basis. We must maintain a consolidated interest expense ratio, fixed charge ratio, a maximum leverage ratio, and required minimum EBITDA. Failure to satisfy any of the covenants will constitute an event of default under our credit facility. Our credit facility also includes other customary events of default including, without limitation, a cross-default to other indebtedness, undischarged judgments, bankruptcy and change of control. The credit facility provides that if after the date of this offering any person or group other than The Carlyle Group or its affiliates becomes the owner of 35% or more of our outstanding capital stock or acquires voting power sufficient to elect a majority of our board of directors, a change of control shall have occurred.

      Mandatory prepayments or reductions of outstanding principal amounts are required upon the occurrence of specific events, including, but not limited to, the sale of common stock by us in an initial public offering. We are, in addition, required to prepay or reduce outstanding principal amounts by either 50% or 75% of our excess cash flow, as defined in the credit facility, depending on our leverage ratio.

CERTAIN UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to a Non-U.S. Holder of common stock, including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be effected by determinations made at the partner level. This discussion also does not address the foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” or “conversion transaction,” “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code. Such persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

      PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

      As used herein, a “U.S. Holder” of common stock means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, U.S. Treasury Regulations provide otherwise, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust (X) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder that is not a U.S. Holder.

Dividends

      Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements.

      A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a “U.S. real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

      A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

      We believe we are not, and do not anticipate becoming, a “U.S. real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, and may be subject to the United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

      A Non-U.S. Holder will be subject to back-up withholding at a rate of up to 31% unless applicable certification requirements are met.

      Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States (a “U.S. related person”). In the case of payments of the proceeds from the disposition of common stock to or through a non-United States office of a broker that is either a United States person or a U.S. related person, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge (or reason to know) to the contrary.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

      If our stockholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

      Upon completion of the offering, we will have outstanding an aggregate of       shares of our common stock, assuming no exercise of outstanding options. Of these shares, all of the shares sold in the offering (plus any shares issued upon exercise of the under writer’s over-allotment option) will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates,” which generally includes officers, directors or 10% shareholders, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

      Taking into account the lock-up agreements described below, and assuming Lehman Brothers does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, only the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately shares of common stock will be eligible for sale pursuant to Rules 144, 144(k) and 701; and

•	an additional shares will become eligible for sale pursuant to Rule 144 beginning approximately one year after the date of this prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to the volume restrictions described below.

Lock-Up Agreements

      Our directors, officers and all of our existing shareholders will have entered into lock-up agreements generally providing that they will not, without the prior written consent of Lehman Brothers, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such securities, for a period of 180 days after the date of this prospectus. We have entered into a similar agreement with the underwriters of this offering. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Lehman Brothers on behalf of the underwriters.

Rule 144

      In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the total number of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

      Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

      As soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act to register shares to be issued under our stock option plan. We expect this registration statement to become effective immediately upon filing with the SEC. Shares covered by this registration statement will be freely tradeable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and Credit Lyonnais Securities (USA) Inc. are acting as representatives, have each agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below.

Number
Underwriters	of Shares

Lehman Brothers Inc.
Credit Suisse First Boston Corporation
Bear, Stearns & Co. Inc.
Credit Lyonnais Securities (USA) Inc.

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets;

•	we and the selling stockholders deliver to the underwriters customary closing documents;

•	the obligation to purchase all of the shares of common stock offered by us and the selling stockholders, if any of the shares are purchased (other than those shares subject to the underwriter’s over-allotment option, until that option is exercised);

•	if an underwriter defaults, and the number of shares that the underwriter, together with the other defaulting underwriters, agreed to purchase exceeds % of the total number of shares shown in the table above, the underwriting agreement may be terminated.

Commissions and Expenses

      The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After this offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase                     additional shares. The underwriting discounts and commissions are equal to the public offering price per share less the amount

paid to us and the selling stockholders per share. The underwriting discounts and commissions are equal to           % of the public offering price.

Total

		No	Full
	Per Share	Exercise	Exercise

Paid by company	$	$	$
Paid by selling stockholders
Total	$	$	$

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $                    million, all of which is payable by us.

Over-Allotment Option

      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of                     additional shares of our common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter’s initial commitment as indicated in the tables above and we and the selling stockholders will be obligated, under such over-allotment option, to sell the shares of common stock to the underwriters.

Lock-Up Agreements

      For a period ending 180 days after the date of this prospectus, we, together with our officers and directors, and holders of           % of our outstanding common stock, have agreed, pursuant to lock-up agreements, not to, without the prior consent of Lehman Brothers, on behalf of the underwriters, directly or indirectly:

•	offer for sale, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or that can be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for our common stock (other than shares (1) transferred in connection with the sale in a single transaction of all or substantially all of a shareholder’s assets, (2) transferred to another corporation, partnership or other business entity if the transferee and the shareholder are direct or indirect affiliates, (3) transferred as a part of a distribution to a shareholder’s equity holders on a pro rata basis or (4) disposed of as a gift to “immediate family” or to one or more trusts established for the benefit of immediate family or involuntarily transferred, provided that the recipient of such shares agrees to the foregoing restrictions on transferability);

•	sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the grant of options, rights or warrants pursuant to employee compensation plans existing on the date of the underwriting agreement); or

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the shares of our common stock.

      During such 180-day period, Lehman Brothers may, in its sole discretion, give such consent in whole or in part at any time with or without notice. When determining whether to give its consent, Lehman Brothers will consider, among other factors, a shareholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Listing

      We plan to file an application for listing on the New York Stock Exchange under the symbol “URM.” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Offering Price Determination

      Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be determined by negotiations between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things:

•	prevailing market conditions;

•	our historical performance;

•	our capital structure;

•	estimates of our business potential and earning prospects;

•	an overall assessment of our management; and

•	the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock.

      The underwriters may engage in stabilizing transactions, syndicate covering transactions, over-allotment transactions and penalty bids in accordance with Rule 104 (Regulation M) under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Directed Share Program

      At our request, the underwriters have reserved up to a maximum of       shares of the common stock offered by this prospectus for sale to our directors, employees and former employees, and persons with relationships with us, at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the date following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/ or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

      The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock offered by them.

Relationships

      Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory, trustee and lending services to us, The Carlyle Group or affiliates of The Carlyle Group in the ordinary course of business, for which they have received customary fees, and they may continue to do so. In particular, each of Credit Lyonnais New York Branch, an affiliate of Credit Lyonnais Securities (USA) Inc., and Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc., is a lender under our credit facility.

Stamp Taxes

      Purchasers of the shares of common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Offer and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Katten Muchin Zavis, 525 West Monroe Street, Chicago, IL 60661. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Latham & Watkins, 555 Eleventh Street, N.W. Suite 1000, Washington, D.C. 20004. Latham & Watkins has from time to time provided legal services to us and they may continue to do so.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

UNITED STATES MARINE REPAIR, INC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

United States Marine Repair, Inc.

      We have audited the accompanying consolidated balance sheets of United States Marine Repair, Inc. as of December 31, 2000 and 2001, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United States Marine Repair, Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

March 1, 2002

McLean, VA

UNITED STATES MARINE REPAIR, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,

	2000	2001

Assets
Current assets:
Cash and cash equivalents	$4,337	$1,589
Receivables, net of allowances	25,549	44,004
Unbilled costs and estimated earnings on uncompleted contracts	21,324	36,092
Inventories	1,591	948
Deferred income taxes	3,389	2,502
Prepaid expenses and other	2,075	1,570

Total current assets	58,265	86,705
Property and equipment, net	67,144	69,174
Goodwill, net	47,889	45,704
Deferred income taxes	4,750	5,628
Deferred financing costs	4,799	2,934
Other assets	4,951	3,035

Total assets	$187,798	$213,180

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$12,272	$35,789
Accrued expenses	22,371	22,864
Accrued salaries and employee benefits	10,946	10,156
Billings in excess of costs and estimated earnings on uncompleted contracts	13,040	15,096
Workers’ compensation	2,000	2,000
Deferred compensation	1,710	1,670

Total current liabilities	62,339	87,575

Long-term liabilities:
Long-term debt	125,900	115,000
Workers’ compensation, excluding current portion	16,663	16,724
Deferred compensation, excluding current portion	10,259	9,331
Other long-term liabilities	1,000	3,035
Accrued postretirement benefits	2,768	2,337
Accrued pension costs	3,456	6,628

Total liabilities	222,385	240,630
Stockholders’ equity (deficit):
Common stock, $0.01 par value, 5,000,000 shares authorized, 1,182,767 shares issued and outstanding at December 31, 2000 and 2001.	12	12
Additional capital	29,616	29,679
Shareholder loan	(750)	(750)
Accumulated other comprehensive income (loss):
Unrealized loss on derivative contracts	—	(1,130)
Minimum pension liability	—	(1,917)
Accumulated deficit	(63,465)	(53,344)

Total stockholders’ equity (deficit)	(34,587)	(27,450)

Total liabilities and stockholders’ equity (deficit)	$187,798	$213,180

See accompanying notes.

UNITED STATES MARINE REPAIR, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

	Year Ended December 31,

	1999	2000	2001

Revenues	$395,148	$396,074	$390,737
Operating expenses:
Cost of revenues	336,909	329,698	327,193
General and administrative	43,891	37,158	32,925

Total operating expenses	380,800	366,856	360,118

Income from operations	14,348	29,218	30,619

Other income (expense):
Interest expense	(7,373)	(17,516)	(14,872)
Interest income	669	599	169
Other income, net	—	1,595	588

Income before income taxes	7,644	13,896	16,504

Provision for income taxes	3,171	4,726	6,383

Net income	$4,473	$9,170	$10,121

Earnings per share:
Basic	$3.78	$7.75	$8.56
Diluted	$3.50	$7.18	$7.82

Shares used in computing earnings per share:
Basic	1,182,191	1,182,767	1,182,767
Diluted	1,277,806	1,276,938	1,294,188

See accompanying notes.

UNITED STATES MARINE REPAIR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

					Accumulated
					Other
	Common Stock				Comprehensive
			Additional	Shareholder	Income	Accumulated
	Shares	Amount	Capital	Loan	(Loss)	deficit	Total

Balance at December 31, 1998.	1,181,100	$12	$29,516	$(750)	$—	$5,502	$34,280
Issuance of common stock	1,667	—	100	—	—	—	100
Dividends ($69.84 per share)	—	—	—	—	—	(82,610)	(82,610)
Net income	—	—	—	—	—	4,473	4,473

Balance at December 31, 1999.	1,182,767	12	29,616	(750)	—	(72,635)	(43,757)
Net income	—	—	—	—	—	9,170	9,170

Balance at December 31, 2000.	1,182,767	12	29,616	(750)	—	(63,465)	(34,587)
Unrealized loss on derivative contracts (net of deferred tax benefit of $754)	—	—	—	—	(1,130)	—	(1,130)
Minimum pension liability (net of deferred tax benefit of $1,278)	—	—	—	—	(1,917)	—	(1,917)
Net income	—	—	—	—	—	10,121	10,121

Total comprehensive income							7,074
Stock compensation	—	—	63	—	—	—	63

Balance at December 31, 2001.	1,182,767	$12	$29,679	$(750)	$(3,047)	$(53,344)	$(27,450)

See accompanying notes.

UNITED STATES MARINE REPAIR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,

	1999	2000	2001

Operating activities:
Net income	$4,473	$9,170	$10,121
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,344	7,390	7,964
Amortization of goodwill	1,516	1,715	2,185
Amortization of deferred financing costs	451	1,207	1,865
Stock compensation	—	—	63
Gain on sale of assets	(565)	(1,787)	(1,446)
Deferred income taxes	2,920	2,356	9
Changes in operating assets and liabilities:
Receivables and unbilled costs and earnings on uncompleted contracts	(12,815)	15,418	(33,223)
Accounts payable and accrued expenses	5,825	2,037	22,089
Accrued salaries and employee benefits	8,342	(3,686)	(790)
Billings in excess of costs and estimated earnings on uncompleted contracts	1,307	5,112	3,939
Other	(7,568)	(4,238)	90

Net cash provided by operating activities	11,230	34,694	12,866

Investing activities:
Purchases of property and equipment	(6,740)	(7,571)	(11,092)
Proceeds from sale of assets	3,055	2,289	5,566

Net cash used in investing activities	(3,685)	(5,282)	(5,526)

Financing activities:
Proceeds from debt issuance	90,018	—	—
Payments of term debt	(26,391)	(24,100)	(10,900)
Payments for debt origination	(73)	—	—
Proceeds from revolving line of credit	6,375	33,900	80,196
Payments of revolving line of credit	—	(40,275)	(80,196)
Proceeds from company-owned life insurance	1,390	965	812
Dividends paid	(82,610)	—	—
Issuance of common stock	100	—	—

Net cash used in financing activities	(11,191)	(29,510)	(10,088)

Net increase (decrease) in cash	(3,646)	(98)	(2,748)
Cash and cash equivalents, beginning of period	8,081	4,435	4,337

Cash and cash equivalents, end of period	$4,435	$4,337	$1,589

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,862	$15,700	$13,575
Income taxes	$4,135	$1,715	$2,000

See accompanying notes.

UNITED STATES MARINE REPAIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Business Description and Basis of Presentation

      United States Marine Repair, Inc., a Delaware corporation (f/k/a SWM Holdings, Inc.), was formed in 1997 by an investment group led by The Carlyle Group (“Carlyle”) for the purpose of acquiring shipyards and ship repair businesses. On November 27, 1997, the Company acquired 100% of the common stock of Southwest Marine, Inc. and San Francisco Drydock, Inc. On September 30, 1998, the Company acquired 100% of the common stock of Norfolk Shipbuilding & Drydock Corporation (“Norshipco”). The Company is operated as a single reportable segment engaged in the refurbishment, repair and maintenance of major seagoing vessels at ports throughout the United States. The Company believes its operating results are driven principally by contracts with the U.S. Navy and other U.S. defense-related agencies and commercial customers that operate vessels on charter to the U.S. government.

      The accompanying consolidated financial statements include the accounts of United States Marine Repair, Inc. and its wholly owned subsidiaries: Southwest Marine, Inc.; San Francisco Drydock, Inc.; Norshipco; and Capital Air Services, Inc. (collectively referred to herein as the Company). All significant intercompany transactions have been eliminated.

2.  Summary of Significant Accounting Policies

Use of Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, in particular, estimates of contract cost and revenues used in the earnings recognition process. Actual results could differ from those estimates.

Cash Equivalents

      The Company invests in highly liquid instruments and considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of supplies, steel materials, and engine parts.

Property and Equipment

      Property and equipment are recorded at cost. Depreciation is generally computed using the straight-line method over estimated useful lives of three to thirty years. Amortization of leasehold improvements and facilities on leased land is provided using the straight-line method over the related lease term or the life of the asset, whichever is shorter. Maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of property, plant, and equipment or increase its productivity are capitalized and depreciated.

Long-Lived Assets, Including Intangible Assets and Goodwill

      The Company evaluates on a regular basis its long-lived assets to be held and used, including certain identifiable intangible assets and goodwill, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company would use an estimate of the

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

undiscounted value of expected future operating cash flows to determine whether the asset is recoverable and measure the amount of any impairment as the difference between the carrying amount of the asset and its estimated fair value. The Company amortizes goodwill on a straight-line basis over 25 years. Accumulated amortization as of December 31, 2000 and 2001 was approximately $4.7 million and $6.9 million, respectively. Amortization of goodwill was $1.5 million, $1.7 million, and $2.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Deferred Financing Costs

      The costs associated with obtaining financing have been deferred and are amortized over the terms of the underlying loan agreements using a method that approximates the effective interest method. Deferred financing fee expense is classified in interest expense and totaled $0.5 million, $1.2 million and $1.2 million for the years ended December 31, 1999, 2000 and 2001, respectively. Additionally, in 2001 the Company recognized a charge of $0.6 million, included as a reduction in other income, to write off deferred financing costs associated with debt that was prepaid prior to its scheduled maturity.

Self-Insured Workers’ Compensation

      Norshipco self-insures workers’ compensation claims up to a stated maximum (self-insured retention) amount. External insurance covers the portion of claims in excess of self-insured retention amounts, subject to maximum coverage limitations. Under this plan, the accompanying consolidated balance sheets include amounts estimated to be payable in the future on claims which have been identified and estimated claims that have been incurred but not reported. The Company estimates its workers’ compensation claims liability based on information provided by its workers’ compensation claims adjuster. The aggregate estimated uninsured claims liability is adjusted on a regular basis as further information regarding the severity or duration of claims becomes available. Accrued liabilities for workers’ compensation claims are recorded at present value, determined using a discount rate of 7.75% at December 31, 2000 and 7.25% at December 31, 2001.

      Norshipco has ceded certain workers’ compensation claims to a second injury fund administered by the U.S. Department of Labor and is subject to an annual assessment based on its participation in this fund. The accompanying consolidated balance sheets include a net liability of approximately $7.7 million for 2000 and 2001, respectively, representing the estimated present value of the Company’s future assessments under this fund, discounted at 7.75% in 2000 and 7.25% in 2001. The undiscounted gross liability of these claims was $17.8 million and $16.4 million at December 31, 2000 and 2001, respectively.

Deferred Compensation

      The Company has deferred compensation contracts with certain of its employees. The actuarial present value of future benefits payable to each participant is accrued based on the estimated timing and amounts of payments under each contract.

Environmental Remediation Costs

      The Company accrues for environmental costs resulting from existing conditions that relate to past events when such costs are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue Recognition

      The Company uses the percentage of completion method of accounting for its contract services. Revenues for fixed-price contracts are recognized based on the percentage of direct labor and material costs incurred to date compared to total estimated direct labor and material costs for each contract. Revenues for cost-plus contracts are recorded as costs are incurred and includes estimated earned fees in the proportion that costs incurred to date bear to estimated total costs. The fees under certain government contracts may be adjusted in accordance with performance incentive provisions. Such incentive fee awards are included in revenue at the time the awards can be reasonably estimated. Revenues on time and materials contracts are recorded at the contracted rates as labor hours and out-of-pocket expenses are incurred.

      Provisions for estimated future losses on uncompleted contracts are made in the period in which such losses become apparent. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

      In the normal course of business, the Company is party to claims and disputes resulting from modifications and change orders related to contracts. Claims for additional contract compensation are recognized when realization is probable and estimable.

      The ultimate allowability of costs incurred on government cost-plus contracts is subject to subsequent audit by the Defense Contract Audit Agency (DCAA). Adjustments resulting from past DCAA audits have not been significant to the Company’s results of operations or financial position. Revenues on cost-reimbursement contracts are recorded at estimated net realizable value, including an allowance for DCAA audit adjustments.

      Revenues recognized in excess of amounts billed are classified under current assets as “Unbilled costs and estimated earnings on uncompleted contracts.” Billings in excess of revenues recognized are classified under current liabilities as “Billings in excess of costs and estimated earnings on uncompleted contracts.”

Stock-Based Compensation

      The Company grants stock options with an exercise price not less than the fair value of the stock at the date of grant. The Company accounts for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees and related interpretations. Under APB 25, provided that the option price is not less than the fair market value of the common stock as estimated by management at the date the fixed option is granted, no compensation expense is recognized.

Income Taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled.

Comprehensive Income

      The Company’s comprehensive income consists of net income, unrealized gains and losses in the value of derivative contracts, and the equity components of the minimum pension liability.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Concentrations of Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company markets its services and products to the U.S. Government and companies that utilize ships in their respective businesses. The Company performs ongoing evaluations of credit worthiness of its customers, but generally does not require collateral. In 1999, 2000 and 2001, approximately 80%, 86% and 84% of revenues, respectively, were with departments and agencies of the United States Government, primarily the United States Navy, Maritime Administration, and Military Sealift Command.

      Approximately 34.1% of the Company’s employees are covered by collective bargaining agreements that expire in June 2002 and February 2004. Approximately 2.3% of the Company’s employees are subject to agreements that expire in June 2002.

Derivatives

      Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Investments and Hedging Activities,” as amended. The statement requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. The transition adjustment to implement this new standard on January 1, 2001, which is presented as a cumulative effect of change in accounting principle had no impact on net income and resulted in a $0.5 million after-tax charge to accumulated other comprehensive income (loss) within stockholders’ equity.

      For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings (interest expense for interest rate swaps) in the same period during which the hedged transition affects earnings. The ineffective portion of the change in value of the derivative instrument, if any, is recognized in current earnings in the line item “Other income” during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings in the period of change. Derivative instruments are carried at fair value in the consolidated balance sheet in the applicable line item “Other assets” or “Other long-term liabilities.”

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” (the “Statements”) effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

      The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. If the Statements had been adopted at the beginning of 2001, the absence of goodwill amortization would have increased income before income taxes by approximately $2.2 million. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 and does not believe it will have a material impact on its financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

circumstances, does not believe that the adoption of Statement 143 will have a material impact on the Company’s financial position or results of operations.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a disposal of a segment of a business.” Statement 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted Statement 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a material impact on the Company’s financial position or results of operations.

3.  Receivables

      Receivables consist of the following:

	December 31,

	2000	2001

	(in thousands)
Contract receivables — U.S. government	$15,963	$40,200
Contract receivables — commercial	8,991	3,416
Other	1,766	873

	26,720	44,489
Less allowance for doubtful accounts	(1,171)	(485)

	$25,549	$44,004

      Contract receivables include amounts subject to negotiation, and management believes that ultimate final billings on the contracts will not be less than the amounts recorded. Receivables include retentions of approximately $2.8 million and $6.4 million at December 31, 2000 and 2001, respectively.

4.  Property and Equipment

      A summary of property and equipment by major classification is set forth below:

	December 31,

	2000	2001

	(in thousands)
Drydocks and piers	$46,242	$47,931
Machinery and equipment	9,104	9,380
Land and buildings	19,659	24,603
Leasehold improvements	4,691	6,503
Furniture and fixtures	3,113	3,227
Mobile equipment	406	380
Construction in progress	4,500	5,515

	87,715	97,539
Less accumulated depreciation	(20,571)	(28,365)

	$67,144	$69,174

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      In 2001, the Company exchanged property that it had acquired during 1996 and 2001 for property owned by the U.S. Government. No gain or loss was recorded based on this transaction. The total amount of the transaction was approximately $2.3 million.

      Depreciation of property and equipment was $7.3 million, $7.4 million and $8.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

5.  Other Assets

      Other assets consist of the following:

	December 31,

	2000	2001

	(in thousands)
Cash surrender value of life insurance contracts	$18,743	$20,705
Advances on cash surrender value of life insurance contracts	(16,996)	(17,808)
Available-for-sale marketable securities	3,020	—
Long-term receivables	184	138

	$4,951	$3,035

6.  Financing Arrangements

      In November 1999, the Company amended and restated its credit agreement with a bank syndicate to provide for term loans totaling $150.0 million and a $40.0 million revolving line of credit. The Company has the option of borrowing at a variable interest rate based on either the Prime interest rate or LIBOR and pays an annual commitment fee of 0.5% on the unused portion of the line of credit. For Tranche A term loans, interest rate margins on Prime rate loans range from 0.75% to 2.0% and on LIBOR loans range from 2.0% to 3.25% over the index rate with such margins determined based upon a leverage ratio as defined in the credit agreement. For Tranche B term loans, interest rate margins on Prime rate loans are 2.75% and on LIBOR loans are 4.0% over the index rate. At December 31, 2000 and 2001, the Prime interest rate was 9.5% and 4.75%, respectively, and LIBOR was 6.7% and 2.0%, respectively.

      Under the terms of the bank credit agreement, borrowings are collateralized by substantially all of the Company’s assets. In addition, the terms of the credit agreement contain various covenants relating to the maintenance of financial ratios, dividend payments, capital asset expenditures, lease commitments, additional borrowings, and other items. Additional principal payments on the borrowings are required if, at the end of its fiscal year, the Company has excess cash flows, as defined in the credit agreement. As of December 31, 2001 the Company is not required to make any additional principal payments on account of its excess cash flows.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Long-term debt consists of the following:

	December 31,

	2000	2001

	(in thousands)
Tranche A term loan, due in installments through 2004, interest at 3.00% over LIBOR and 3.25% over LIBOR at December 31, 2000 and 2001, respectively	$35,853	$30,163
Tranche B term loan, due in installments through 2006, interest at 4.00% over LIBOR at December 31, 2000 and 2001	90,047	84,837

	125,900	115,000
Less current portion	—	—

	$125,900	$115,000

      Maturities of long-term borrowings are as follows (in thousands):

2002	$—
2003	8,953
2004	16,000
2005	42,422
2006	47,625

$115,000

      Upon the January 1, 2001 adoption of SFAS No. 133, the Company had interest rate swap contracts with notional amounts totaling $82.5 million that were designated as cash flow hedges under the new statement. During 2001, the Company entered into interest rate swap agreements that were designated as cash flow hedges and which replaced existing contracts as they expired. At December 31, 2001, the Company held interest rate swaps with notional amounts totaling $80.0 million of which $40.0 million expires in March 2003 and $40.0 million expires in January 2004. The interest rate swaps effectively convert a portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate of approximately 4.6% plus the effective margin over LIBOR. In accordance with the terms of the swap contracts, the Company pays or receives the difference between the prevailing 90-day LIBOR interest rate and a fixed rate calculated on the notional amount.

      The Company entered into these interest rate swaps to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company’s term loans. In connection with these interest rate swaps, the Company recorded an after tax charge of $1.1 million in other comprehensive income for 2001. There was no impact on net income due to ineffectiveness. The fair value of the interest rate swaps at December 31, 2001 was a liability of $1.9 million. Based on current interest rates, the Company would expect to recognize additional interest expense, net of tax, of approximately $0.7 million over the next twelve months as a result of the interest rate swap agreements. Prior to the adoption of SFAS No. 133, the Company used the accrual method to account for all interest rate swap agreements and all differences between amounts paid and amounts received were recorded as adjustments to interest expense in the periods in which they accrued. The Company’s exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company’s requirement that the counterparties have a strong credit rating.

      The interest rate swaps are carried at fair value based on independent valuations. The carrying value of the Company’s long-term debt approximates fair value.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company has a $20.0 million stand-by letter of credit subfeature to its revolving line of credit facility. Outstanding letters of credit reduce the available borrowing capacity under the revolving line of credit. At December 31, 2000 and 2001, the Company had outstanding stand-by letters of credit of $10.7 million and $15.7 million, respectively. These letters of credit collateralize the Company’s obligations to third parties for contract services, workers’ compensation, and certain benefit payments.

7.  Income Taxes

      The provision for income taxes consists of the following:

	Year Ended December 31,

	1999	2000	2001

	(in thousands)
Current:
Federal	$143	$2,072	$5,922
State	108	298	452

	251	2,370	6,374
Deferred:
Federal	2,503	2,016	4
State	417	340	5

	2,920	2,356	9

	$3,171	$4,726	$6,383

      The Company’s effective tax rate differed from the statutory federal income tax rate because of the following differences:

	Year Ended December 31,

	1999	2000	2001

Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.7%	3.7%	3.3%
Non-deductible expenses	0.6%	0.3%	0.2%
Life insurance death benefits	—	(6.5)%	—
Other	2.2%	1.5%	0.2%

Effective tax rate	41.5%	34.0%	38.7%

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Deferred tax assets and liabilities are classified as current or non-current on the accompanying consolidated balance sheet based on the classification of the underlying asset or liability. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2000	2001

	(in thousands)
Deferred tax assets:
Workers’ compensation	$7,465	$7,490
Reserves for uncollectible accounts and environmental liabilities	2,840	2,164
Pension, post-retirement and deferred compensation accruals	7,277	8,145
Goodwill	3,090	3,202
Vacation accrual	1,243	1,195
Net operating loss and AMT carryforwards	1,138	—
Interest rate swaps	—	754
Other	672	1,363

Total deferred tax assets	23,725	24,313
Deferred tax liabilities:
Receivables on contracts	(966)	(1,821)
Property and equipment (depreciation)	(12,109)	(11,447)
Cash surrender value of life insurance policies in excess of premiums paid	(2,511)	(2,915)

Total deferred tax liabilities	(15,586)	(16,183)

Net deferred tax assets	$8,139	$8,130

8.  Pensions, Post-retirement Benefits, and Deferred Compensation

      The Company has two defined benefit pension plans covering substantially all production employees at Norshipco. The plans provide for eligible employees to receive retirement benefits based principally on years of service and compensation. Contributions to the plans are sufficient to meet the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The plans’ assets consist primarily of common stocks, fixed income securities, and cash and cash equivalents.

      The Company sponsors a defined benefit postretirement plan that provides medical and dental postretirement coverage to non-represented employees at Norshipco who retired prior to April 1, 2000. The plan is contributory, with retiree contributions adjusted annually. The plan is self-funded with specific stop-loss coverage purchased from an insurance carrier. The increases in the per capita costs of covered health care benefits are assumed to be 11% in 2002 and to decrease gradually to an ultimate rate of 5.25% by the year 2011.

      The Company has three defined benefit deferred compensation plans for management and salaried employees at Norshipco, providing for payments upon retirement, death or disability.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The change in benefit obligation, plan assets, funded status, and accrued costs for defined benefit pension, post-retirement benefit, and deferred compensation plans are as follows:

	December 31, 2000

		Post-	Deferred
	Pension	Retirement	Compensation
	Plans	Plan	Plans	Total

	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$28,622	$1,470	$11,359	$41,451
Service cost	528	—	60	588
Interest cost	2,156	109	895	3,160
Participant contributions	—	236	—	236
Amendments	—	—	—	—
Actuarial (gain) loss	829	309	1,076	2,214
Benefits paid	(1,726)	(469)	(1,710)	(3,905)

Benefit obligation at end of year	30,409	1,655	11,680	43,744

Change in plan assets:
Fair value of plan assets at beginning of year	33,831	—	—	33,831
Actual return on plan assets	(1,636)	—	—	(1,636)
Participant contributions	—	236	—	236
Employer contributions	—	233	1,710	1,943
Benefits paid	(1,726)	(469)	(1,710)	(3,905)

Fair value of plan assets at end of year	30,469	—	—	30,469

Funded status	60	(1,655)	(11,680)	(13,275)
Unrecognized net actuarial (gain) loss	(3,516)	—	(289)	(3,805)
Unrecognized prior service item	—	(1,113)	—	(1,113)

Net amount recognized	$(3,456)	$(2,768)	$(11,969)	$(18,193)

Amounts recognized in the consolidated balance sheet consist of:
Accrued pension, post-retirement benefits and deferred compensation	$(3,456)	$(2,768)	$(11,969)	$(18,193)

Net amount recognized	$(3,456)	$(2,768)	$(11,969)	$(18,193)

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31, 2001

		Post-	Deferred
	Pension	Retirement	Compensation
	Plans	Plan	Plans	Total

	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$30,409	$1,655	$11,680	$43,744
Service cost	252	—	34	286
Interest cost	2,294	120	772	3,186
Participant contributions	—	232	—	232
Amendments	(1)	—	—	(1)
Actuarial (gain) loss	1,381	1,181	(645)	1,917
Benefits paid	(1,852)	(470)	(1,680)	(4,002)

Benefit obligation at end of year	32,483	2,718	10,161	45,362

Change in plan assets:
Fair value of plan assets at beginning of Year	30,469	—	—	30,469
Actual return on plan assets	(3,094)	—	—	(3,094)
Participant contributions	—	232	—	232
Employer contributions	—	238	1,680	1,918
Benefits paid	(1,852)	(470)	(1,680)	(4,002)

Fair value of plan assets at end of year	25,523	—	—	25,523

Funded status	(6,960)	(2,718)	(10,161)	(19,839)
Unrecognized net actuarial (gain) loss	3,527	1,181	(840)	3,868
Unrecognized prior service item	—	(800)	—	(800)

Net amount recognized	$(3,433)	$(2,337)	$(11,001)	$(16,771)

Amounts recognized in the consolidated balance sheet consist of:
Accrued pension, post-retirement benefits and deferred compensation	$(6,628)	$(2,337)	$(11,001)	$(19,966)
Accumulated other comprehensive loss	3,195	—	—	3,195

Net amount recognized	$(3,433)	$(2,337)	$(11,001)	$(16,771)

      The following table summarizes the assumptions used in the determination of net pension, post-retirement benefit, and deferred compensation benefit costs and benefit obligations for the years ended December 31, 1999, 2000 and 2001:

	Year Ended December 31,

	1999	2000	2001

Weighted average assumptions:
Discount rate	7.75%	7.75%	7.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.50%	5.50%	5.50%

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table shows the components of the net periodic benefit cost:

	Year Ended December 31,

	1999	2000	2001

	(in thousands)
Pension benefits:
Service cost	$663	$528	$252
Interest cost	2,135	2,156	2,294
Expected return on plan assets	(2,588)	(2,807)	(2,522)
Net amortization and recognized (gains) losses	—	(591)	(47)

Net periodic benefit cost (income)	$210	$(714)	$(23)

Post-retirement benefits:
Service cost	$80	$—	$—
Interest cost	302	109	120
Gain from plan curtailment	(1,982)	—	—
Prior service cost item	—	(80)	(80)
Net amortization and recognized (gains) losses	—	(14)	—

Net periodic benefit cost (income)	$(1,600)	$15	$40

Deferred compensation:
Service cost	$43	$60	$34
Interest cost	852	895	772
Net amortization and recognized (gains) losses	—	18	(94)

Net periodic benefit cost (income)	$895	$973	$712

9.  Other Employee Benefit Plans

      The Company maintains defined contribution savings and profit-sharing plans covering employees of the various locations who are eligible to participate in the Plans upon meeting eligibility requirements. The collective bargaining agreement at Norshipco requires a Company matching contribution of up to 1.0% of the employee’s salary for represented hourly employees participating in the savings plan. All other Company savings and profit-sharing contributions are at the discretion of the Board of Directors. Costs charged to expense for all of these plans were $2.0 million for each of the years ended December 31, 1999, 2000 and 2001, respectively.

      In 2001 the Company initiated a non-qualified deferred compensation plan covering certain executives. The Company accrues a match for employee salary deferrals up to the amount of the maximum statutory contribution for a qualified 401(k) plan. The Plan is unfunded and the Company’s total accrued liability is computed as the sum of employee salary deferrals, Company match, and earnings at a predetermined interest rate. Total costs charged to expense in 2001 were $605,000.

      The Company made contributions to union-sponsored trust funds, which provide health, welfare, pension and other fringe benefits to employees covered by collective bargaining agreements. The Company’s contributions totaled $1.4 million, $1.7 million, and $1.5 million for the years ended December 31, 1999, 2000, and 2001, respectively.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.  Commitments and Contingencies

Environmental

      The Company is subject to various federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance and many environmental laws impose joint and several “strict liability” for remediation of spills and releases of oil and hazardous substances, without regard to negligence or fault on the part of that person. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by the Company regardless of whether the contamination is attributable to other potentially responsible parties. Many of the Company’s main facilities have been used for ship repair and related activities for many years. The nature of ship repair operations requires the storage, use and handling of hazardous materials. The extensive use and handling of these materials has resulted in their release in the Company’s shipyards and the adjacent waterways and may do so in the future. Accordingly, the Company makes capital expenditures and incurs operating expenses for clean-up, mitigation and other environmental matters arising from the condition of the Company’s shipyards and the adjacent waterways and the Company’s daily operations. These operating expenses may be allowable as contract costs under the Company’s contracts with the U.S. government.

      Among other claims, pursuant to a demand from the California Water Quality Control Board, the Company is currently conducting a study analyzing clean-up criteria for future remediation work regarding sedimentary contamination in San Diego Bay. The Company has spent approximately $1.2 million on the study and expects that it will be completed in June 2002. Upon completion of the study phase, the Company expects that it will be required to begin remediation procedures with respect to the contamination. The Company anticipates that the total costs associated with the remediation phase may range from $2.0 million to $8.0 million.

      In connection with the Company’s purchase of Southwest Marine and San Francisco Drydock, the Company received indemnification for various matters, including, under limited circumstances environmental liabilities, including those described above. This indemnification is currently supported by an escrow account of approximately $8.8 million. The Company may also pursue contribution for the remediation costs from other potentially responsible parties.

      The Company has approximately $2.9 million of accrued liabilities as of December 31, 2001 for estimated or anticipated liabilities and costs relating to environmental matters arising from past operations. The accrued liabilities reflect the Company’s current estimate of the cost or the lower end of the range of costs of these environmental matters.

Legal Matters

      From time to time the Company is involved in legal proceedings arising in the ordinary course of its business. The Company does not believe that it has any litigation pending that could have a material adverse effect on its results of operations or financial position.

      The Company has been named together with a number of other parties as defendant in multiple civil actions by various parties alleging damages from past exposure to asbestos at the Company’s shipyards and aboard the ships the Company has repaired. These pending actions against the Company involve claims regarding injuries or illnesses allegedly caused by exposure to asbestos. To date the Company has not been found liable in any of these actions.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Leases

      The Company leases certain offices, waterfront yards, other operating facilities and certain property and equipment under various operating leases, some of which contain escalation clauses based on defined cost indices. Long-term leases are primarily for waterfront property located within the ports of San Diego, Los Angeles, and San Francisco. Net rent expense under operating leases was $5.7 million, $7.1 million, and $8.2 million for the years ended December 31, 1999, 2000, and 2001 respectively.

      Future minimum annual lease payments for facilities and equipment under noncancelable operating leases with initial terms of one year or more at December 31, 2001 are as follows (in thousands):

2002	$7,005
2003	6,302
2004	6,041
2005	4,398
2006	3,603
Thereafter	30,389

$57,738

Long-Term Service Contracts

      The Company has entered into long-term service contracts to outsource certain of the Company’s data processing, facilities management and other administrative functions to unrelated third parties. Future minimum commitments under these contracts consist of the following at December 31, 2001
(in thousands):

2002	$3,012
2003	2,560
2004	2,396
2005	2,275
2006	2,275
Thereafter	4,552

$17,070

      All contracts contain provisions whereby the Company may terminate the contracts by paying amounts specified in the agreements.

11.  Stock Option Plan

      The Company’s 1998 Stock Option Plan authorized the grant of options to management personnel for up to 200,000 shares of the Company’s common stock. All options granted have 11-year terms and generally vest over a period of 10 years; however, vesting may be accelerated if certain targets related to earnings and cash flows are met.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      A summary of option activity and related information follows:

	Year Ended December 31,

	1999	2000	2001

Number of Options:
Outstanding at beginning of year	163,911	167,911	165,211
Granted	4,000	—	—
Exercised	—	—	—
Cancelled	—	(2,700)	(1,200)

Outstanding at end of year	167,911	165,211	164,011

Exercisable at end of year	53,185	79,051	104,909

Weighted average exercise prices:
Outstanding at beginning of year	$25.00	$25.83	$25.85
Granted	60.00	—	—
Cancelled	—	25.00	25.00
Outstanding at end of year	25.83	25.85	25.85
Exercisable at end of year	25.62	25.83	25.94

      The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable

Range of		Weighted-Average
Exercise	Number	Remaining	Weighted-Average	Number	Weighted-Average
Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$25.00	160,011	7 years	$25.00	102,089	$25.00
$60.00	4,000	8 years	$60.00	2,820	$60.00

      The Company has elected to follow APB 25 in accounting for its employee stock options, as discussed in Note 2. If the Company had accounted for its employee awards under the fair value based method, the net income and earnings per share (on a diluted basis) would have been $4.3 million, or $3.37 per share, $9.0 million, or $7.06 per share, and $10.0 million, or $7.70 per share, for the years ended December 31, 1999, 2000 and 2001, respectively. These pro forma amounts are not indicative of future effects of applying the fair value method since awards granted may vary from year to year. These pro forma amounts were computed based on the vesting as provided in the stock option agreements. The fair value for these awards was estimated at the date of grant using the minimum value option pricing model. The assumptions used to estimate the $25 fair value of grants made in 1999 were: expected dividend yield of 0.0%; weighted average expected life of 9.5 years; and risk-free interest rate of 5.8%:

12.  Other Income, Net

      During November 2000, the Company exchanged its equity investment in The Flagship Group, Ltd. for approximately 95,000 shares of common stock of Brown & Brown, Inc. The Company recorded the stock based on its fair value of $3.0 million on the date of the transfer and recognized a gain of approximately $1.0 million that is included in other income in the consolidated statements of income. At December 31, 2000 the equity investment is included in other non-current assets in the consolidated balance sheet. During 2001 the Company sold its investment in Brown & Brown Inc. for approximately $4.2 million and recognized a gain of approximately $1.2 million that is included in other income in the consolidated statements of income. In 2001 other income also includes a charge of $0.6 million to expense the portion of deferred financing costs associated with debt that was prepaid prior to its scheduled maturity.

UNITED STATES MARINE REPAIR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  Earnings Per Share

      Basic and diluted earnings per share results for all periods presented were computed based on the net income for the respective periods. The weighted average number of shares outstanding during the period was used in the calculation of basic earnings per share and this number of shares was increased by the effects of dilutive stock options based on the treasury stock method in the calculation of diluted earnings per share.

	Year Ended December 31,

	1999	2000	2001

	(in thousands, except share and per share data)
Net income for basic and diluted computations	$4,473	$9,170	$10,121
Average common shares outstanding:
Average number of common shares outstanding for basic computations	1,182,191	1,182,767	1,182,767
Dilutive stock options based on treasury stock method	95,615	94,171	111,421

Average number of common shares outstanding for diluted computations	1,277,806	1,276,938	1,294,188

Earnings per share:
Basic	$3.78	$7.75	$8.56

Diluted	$3.50	$7.18	$7.82

14.  Related Party Transactions

      Carlyle provides consulting and advisory services to the Company. The Company incurred charges to operations of approximately $1.0 million in the year ended December 31, 1999 and $3.0 million in each of the years ended 2000 and 2001. These charges include management fees and payments for travel costs, all of which are included in general and administrative costs in the consolidated statement of operations.

      The Company expects that investment funds sponsored by Carlyle will continue to own a significant portion of common shares after the planned initial public offering. Individuals affiliated with Carlyle are expected to continue to significantly influence the Company’s operating and financial policies. Five members of the Company’s board of directors are also officials of Carlyle and its affiliates.

[INSIDE BACK COVER]

      Display includes five pictures surrounding a map of the United States. U.S. map will highlight USMR locations with Company logo located within the U.S. map

      The five pictures are as follows:

•	Upper right, aerial photograph of the Norfolk facility showing numerous U.S. Navy vessels in the docks completing repair work, one Destroyer in the drydock, and the Maersk tanker also in the dock.
•	Lower right, aerial photograph of San Diego facility with covered Destroyer undergoing repair work.
•	Bottom center, picture of Destroyer in repair in San Diego facility. Picture has Destroyer covered for work in drydock.
•	Lower left, aerial photograph of San Pedro facility showing the docks and surrounding facilities.
•	Upper left, aerial photograph from San Francisco facility displaying a cruise ship in drydock. Also visible are surrounding areas and other docks.

WATERMARK

                           Shares

Common Stock

PROSPECTUS
                        , 2002

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

BEAR, STEARNS & CO. INC.

CREDIT LYONNAIS SECURITIES (USA) INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee		$14,720
NASD filing fee		$16,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountant fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14.     Indemnification of Directors and Officers

      We are incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

      Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

      Our amended and restated bylaws will provide for indemnification of the officers and directors to the full extent permitted by applicable law.

      We have a directors’ and officers’ liability insurance policy.

      The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.     Recent Sales of Unregistered Securities

      There have been no sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedule

(a) Exhibits

Exhibit
No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of United States Marine Repair, Inc.
3.2*	Amended and Restated Bylaws of United States Marine Repair, Inc.
4.1*	Form of stock certificate representing common stock.
4.2	Amended and Restated Credit Agreement dated as of December 8, 1999 among United States Marine Repair, Inc., various lending institutions party thereto, Credit Lyonnais, New York Branch as Administrative Agent, Citibank USA as Syndication Agent and Lehman Brothers Commercial Paper Inc. as Documentation Agent.
5.1*	Opinion of Katten Muchin Zavis as to the legality of the securities being registered (including consent).
10.1	SWM Holdings, Inc. 1998 Stock Option Plan.
10.2	2002 United States Marine Repair, Inc. Key Employee Bonus Plan.
10.3	Unites States Marine Repair, Inc. Deferred Compensation Plan.
10.4	Letter Agreement dated January 16, 2002 between United States Marine Repair, Inc. and Pacific Shipyards International concerning formation of a joint venture and other business arrangements for doing Navy work in Hawaii.
10.5	Lease between the San Diego Unified Port District and Southwest Marine, Inc., dated September 17, 1979 and all amendments thereto.
10.6	Permit No. 594 granted by the City of Los Angeles to Southwest Marine, Inc., dated October 27, 1990 and all amendments thereto.
10.7	Lease between Southwest Marine, Inc. and the City and County of San Francisco, dated December 2, 1987 and all amendments thereto.
10.8	Lease between Southwest Marine, Inc. and the City and County of San Francisco, dated June 14, 1994 and all amendments thereto.
10.9	Lease by and between Braswell Services Group, Inc. and Southwest Marine, Inc., dated October 24, 1995 and all amendments thereto.
10.10	Agreement between Norfolk Shipbuilding & Drydock Corporation and Local No. 684 of the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, AFL-CIO, and its Local Lodge 684 dated February 9, 2001.
10.11	Collective Bargaining Agreement between San Francisco Drydock, Inc. and the Metal Trades Department of the AFL-CIO, the Pacific Coast Metal Trades District Council, the Bay Cities Metal Trades Council and the International Unions Signatory Hereto, dated July 1, 2000.
10.12	Form of Management Agreement between Southwest Marine, Inc. and TC Group, L.L.C., dated November 25, 1997.
21.1	Subsidiaries of United States Marine Repair, Inc.

Exhibit
No.	Description of Exhibit

23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Katten Muchin Zavis (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature pages).

* To be filed by Amendment.

(b) Financial Statement Schedules:

Report of Ernst & Young LLP, Independent Auditors, on Schedule

Board of Directors

United States Marine Repair, Inc.

      We have audited the consolidated financial statements of United States Marine Repair, Inc. as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated March 1, 2002 included elsewhere in this Registration Statement. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

March 1, 2002

McLean, VA

      The following schedule shows information on our valuation and qualifying accounts:

Schedule II:

		Additions
	Balance at
	Beginning of	Charged to	Charged to	Deductions/		Balance at
Description	Period	Costs & Expenses	Other Accounts	Payments		End of Period

Year Ended December 31, 1999:
Reserve for remediation and compliance costs	$3,950	$—	$—	$413	(2)	$3,537
Allowance for disallowed costs	2,005	—	966	779	(2)	2,192
Allowance for doubtful accounts	329	81	42	—		452

Total	$6,284	$81	$1,008	$1,192		$6,181

Year Ended December 31, 2000:
Reserve for remediation and compliance costs	$3,537	$—	$—	$379	(2)	$3,158
Allowance for disallowed costs	2,192	—	—	80	(2)	2,112
Allowance for doubtful accounts	452	719	—	—		1,171

Total	$6,181	$719	$—	$459		$6,441

		Additions
	Balance at
	Beginning of	Charged to	Charged to	Deductions/		Balance at
Description	Period	Costs & Expenses	Other Accounts	Payments		End of Period

Year Ended December 31, 2001:
Reserve for remediation and compliance costs	$3,158	$1,473	$—	$1,748	(2)	$2,883
Allowance for disallowed costs	2,112	—	—	1,362	(1)	750
Allowance for doubtful accounts	1,171	61	—	747	(1)	485

Total	$6,441	$1,534	$—	$3,857		$4,118

(1) Uncollectible accounts written off, net of recoveries

(2) Payments made against reserves

     Remaining schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or accompanying notes.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, State of Virginia on March 11, 2002.

UNITED STATES MARINE REPAIR, INC.

By:	/s/ ALEXANDER J. KREKICH

Alexander J. Krekich
Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below authorizes Alexander J. Krekich as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant’s registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALEXANDER J. KREKICH Alexander J. Krekich	Chief Executive Officer and Director	March 11, 2002

/s/ DANIEL P. COTTER Daniel P. Cotter	Chief Financial Officer (chief financial and accounting officer)	March 11, 2002

/s/ B. EDWARD EWING B. Edward Ewing	Chairman of the Board of Directors	March 11, 2002

/s/ OLIVER C. BOILEAU, JR. Oliver C. Boileau, Jr.	Director	March 11, 2002

/s/ FRANK C. CARLUCCI Frank C. Carlucci	Director	March 11, 2002